 Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-260290
PROSPECTUS
HERTZ GLOBAL HOLDINGS, INC.
44,520,000 Shares of Common Stock
The selling stockholders identified in this prospectus are selling 44,520,000 shares of our common stock. We will not receive the proceeds from the sale of the shares of our common stock being sold by the selling stockholders.
Prior to this offering, there has been a limited public trading market for our common stock. Our common stock is currently traded on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the trading symbol “HTZZ.” On November 8, 2021, the last reported sales price of our common stock was $32.62 per share.
Subject to the completion of this offering, we intend to purchase from the underwriters 10,344,828 shares of our common stock that are subject to this offering having an aggregate value of $300,000,000.
We have been approved to list our common stock on the Nasdaq Global Select Market under the symbol “HTZ.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$29.000	$1,291,080,000
Underwriting discount(1)	$1.305	$58,098,600
Proceeds, before expenses, to selling stockholders(2)	$27.695	$1,232,981,400

(1)
See the section titled “Underwriting” beginning on page 39 for additional information regarding compensation payable to the underwriters.

(2)
We have agreed to pay certain expenses in connection with this offering, excluding any underwriting discounts and commissions, on behalf of the selling stockholders. See the section titled “Underwriting.”

The underwriters have an option to purchase up to an additional 6,678,000 shares of common stock from CK Amarillo LP, an entity affiliated with Knighthead Capital Management, LLC and with Certares Opportunities, LLC, at the public offering price less the underwriting discount for a period of 30 days from the date of this prospectus.
The underwriters expect to deliver the shares of common stock to investors on or about November 12, 2021.
Joint Book-Running Managers
Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley
Barclays		Deutsche Bank Securities
Co-Managers
Guggenheim Securities	BTIG	AmeriVet Securites
Loop Capital Markets		Tigress Financial Partners
This prospectus is dated November 8, 2021.

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.
The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained or incorporated by reference in this prospectus include “forward-looking statements.” Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “project,” “potential,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.
Important factors that could affect our actual results and cause them to differ materially from those expressed in forward-looking statements include, among others, those that may be disclosed from time to time in subsequent reports filed with or furnished to the Securities and Exchange Commission (the “SEC”), those described under Item 1A, “Risk Factors,” included in our Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Q3 2021 Form 10-Q”) and the following, which were derived in part from the risks set forth in Item 1A, “Risk Factors,” of our 2020 Form 10-K and the Q3 2021 Form 10-Q:
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the impact of our recent emergence from Chapter 11 on our business and relationships;

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levels of travel demand, particularly with respect to business and leisure travel in the U.S. and in global markets;

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the length and severity of COVID-19 and the impact on our vehicle rental business as a result of travel restrictions and business closures or disruptions;

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the impact of COVID-19 and actions taken in response to the pandemic on global and regional economies and economic factors;

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general economic uncertainty and the pace of economic recovery, including in key global markets, when COVID-19 subsides;

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our ability to implement our business strategy, including our ability to implement plans to support a large scale electric vehicle fleet and to play a central role in the modern mobility ecosystem;

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our ability to attract and retain key personnel following our emergence from bankruptcy;

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our ability to utilize our net operating loss carryforwards and built-in losses as a result of our emergence from bankruptcy;

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our ability to remediate the material weaknesses in our internal controls over financial reporting;

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our ability to maintain an effective employee retention and talent management strategy and resulting changes in personnel and employee relations;

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the recoverability of our goodwill and indefinite-lived intangible assets when performing impairment analysis;

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our ability to dispose of vehicles in the used-vehicle market, use the proceeds of such sales to acquire new vehicles and to reduce exposure to residual risk;

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actions creditors may take with respect to the vehicles used in the rental car operations;

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significant changes in the competitive environment and the effect of competition in our markets on rental volume and pricing;

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occurrences that disrupt rental activity during our peak periods;

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our ability to accurately estimate future levels of rental activity and adjust the number and mix of vehicles used in our rental operations accordingly;

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our ability to retain and increase customer loyalty and market share;

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increased vehicle costs due to declining value of our non-program vehicles;

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our ability to maintain sufficient liquidity and the availability to us of additional or continued sources of financing for our revenue earning vehicles and to refinance our existing indebtedness;

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risks related to our indebtedness, including our present level of debt, our ability to incur substantially more debt, the fact that substantially all of our consolidated assets secure certain of our outstanding indebtedness and increases in interest rates or in our borrowing margins;

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our ability to meet the financial and other covenants contained in our credit agreement and certain asset-backed and asset-based arrangements;

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our ability to access financial markets, including the financing of our vehicle fleet through the issuance of asset-backed securities;

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fluctuations in interest rates, foreign currency exchange rates and commodity prices;

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our ability to sustain operations during adverse economic cycles and unfavorable external events (including war, escalation of hostilities, terrorist acts, natural disasters and epidemic disease);

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our ability to prevent the misuse or theft of information we possess, including as a result of cyber security breaches and other security threats;

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our ability to adequately respond to changes in technology, customer demands and market competition;

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our ability to successfully implement any strategic transactions;

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our ability to achieve anticipated cost savings from on-going strategic initiatives;

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the impact on the value of, or interest earned on, any LIBOR-based marketable securities, fleet leases, loans and derivatives as a result of changes to the LIBOR reference rate;

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our ability to purchase adequate supplies of competitively priced vehicles at a reasonable cost as a result of the continuing global chip manufacturing shortage and other raw material supply constraints;

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the impact of the global chip shortage and other raw material supply constraints on depreciation costs and the prices we realize on the disposition of vehicles in our fleet;

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our recognition of previously deferred tax gains on the disposition of revenue earning vehicles;

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financial instability of the manufacturers of our vehicles, which could impact their ability to fulfill obligations under repurchase or guaranteed depreciation programs;

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an increase in our vehicle costs or disruption to our rental activity, particularly during our peak periods, due to safety recalls by the manufacturers of our vehicles;

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our ability to execute a business continuity plan;

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our access to third-party distribution channels and related prices, commission structures and transaction volumes;

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risks associated with operating in many different countries, including the risk of a violation or alleged violation of applicable anti-corruption or anti-bribery laws and our ability to repatriate cash from non-U.S. affiliates without adverse tax consequences;

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a major disruption in our communication or centralized information networks;

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a failure to maintain, upgrade and consolidate our information technology systems;

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costs and risks associated with potential litigation and investigations or any failure or inability to comply with laws and regulations or any changes in the legal and regulatory environment;

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our ability to maintain our network of leases and vehicle rental concessions at airports in the U.S. and internationally;

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our ability to maintain favorable brand recognition and a coordinated branding and portfolio strategy;

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changes in the existing, or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations, where such actions may affect our operations, the cost thereof or applicable tax rates;

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risks relating to our deferred tax assets, including the risk of an “ownership change” under the Internal Revenue Code of 1986, as amended;

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our exposure to uninsured claims in excess of historical levels;

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risks relating to our ability to collect our subrogation receivables;

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risks relating to our participation in multiemployer pension plans;

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shortages of fuel and increases or volatility in fuel costs;

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our ability to manage our relationships with unions;

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changes in accounting principles, or their application or interpretation, and our ability to make accurate estimates and the assumptions underlying the estimates; and

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other risks and uncertainties described from time to time in periodic and current reports that we file with the SEC and incorporated by above into this prospectus.

You should not place undue reliance on forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date of this prospectus, and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information that may be important to you in making an investment decision. You should read this entire prospectus carefully, including the documents incorporated by reference, which are described under “Incorporation by Reference of Certain Documents” and “Where You Can Find Additional Information.” You should also carefully consider, among other things, the matters discussed in the section titled “Risk Factors.” In this prospectus, unless the context requires otherwise, references to “Hertz,” “the Company,” “we,” “our,” or “us” refer to Hertz Global Holdings, Inc. and its consolidated subsidiaries, and references to our “common stock” refer to the common stock of Hertz Global Holdings, Inc.
Our Business
We operate our vehicle rental business globally primarily through the Hertz, Dollar and Thrifty brands from company-owned, licensee and franchisee locations in the United States (“U.S.”), Africa, Asia, Australia, Canada, the Caribbean, Europe, Latin America, the Middle East and New Zealand. We also sell vehicles through Hertz Car Sales and operate the Firefly vehicle rental brand and the Hertz 24/7 car sharing business in international markets. We offer multiple brands in order to provide customers a full range of rental services at different price points, levels of service, offerings and products. Each of our brands generally maintains separate airport counters, reservations, marketing and other customer contact activities. We achieve synergies across our brands by, among other things, utilizing a single fleet and fleet management team and combined vehicle maintenance, vehicle cleaning and back office functions, where applicable.
Our top-tier brand, Hertz, is one of the most recognized brands in the world offering premium services that define the industry. This is consistent with numerous published best-in-class vehicle rental awards that we have won both in the U.S. and internationally over many years, including our ranking in 2019 and 2020 of #1 in Customer Satisfaction by J.D. Power. Our go-to-market communications showcase our promise and reputation for quality and customer service. We have a number of innovative offerings, such as Hertz Gold Plus Rewards, Hertz Ultimate Choice and unique vehicles offered through our specialty collections. We continue to maintain our position as a premier provider of vehicle rental services through an intense focus on service, loyalty, quality and product innovation.
Our smart value brand, Dollar, is the choice for financially-focused travelers looking for a dependable car at a price they can afford. The Dollar brand’s main focus is serving the airport vehicle rental market, comprised of family, leisure and small business travelers. Dollar’s tagline of “We never forget whose dollar it is” indicates the brand’s mission to provide a reliable rental experience at a price that works. Dollar operates primarily through company-owned locations in the U.S. and Canada. We also globally license to independent franchisees which operate as a part of the Dollar brand system and have company-owned Dollar locations in certain countries.
Our deep value brand, Thrifty, is the brand for savvy travelers who enjoy the “thrill of the hunt” to find a good deal. The Thrifty brand’s main focus is serving the airport vehicle rental market, comprised of leisure travelers. Thrifty’s tagline “The Absolute Best Car for Your Money” indicates the brand’s focus on being the rental company that puts you in control of where you splurge and where you save. Thrifty operates primarily through company-owned locations in the U.S. and Canada. We also globally license to independent franchisees which operate as part of the Thrifty brand system and have company-owned Thrifty locations in certain countries.
Internationally, we also offer our Firefly brand which is a deep value brand for price conscious leisure travelers. We have Firefly locations servicing local area airports in select international leisure markets where other deep value brands have a significant presence.
Chapter 11 Emergence
On May 22, 2020, the Company, The Hertz Corporation, and certain of their direct and indirect subsidiaries in the U.S. and Canada (collectively, the “Debtors”) filed voluntary petitions for relief (collectively, the “Petitions”) under chapter 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Chapter 11

cases (the “Chapter 11 Cases”) were jointly administered for procedural purposes only under the caption In re The Hertz Corporation, et al., Case No. 20-11218 (MFW).
The Debtors filed with the Bankruptcy Court a proposed Third Amended Joint Chapter 11 Plan of Reorganization, dated as of May 12, 2021 (the “Proposed Plan”), which embodied the plan proposal of the plan sponsor group comprised of, among others, (a) one or more funds associated with Knighthead Capital Management, LLC (“Knighthead”), (b) one or more funds associated with Certares Opportunities LLC (“Certares”) and (c) investment funds, separate accounts, and other entities owned (in whole or in part), controlled, or managed by Apollo Capital Management, L.P. or its affiliates (collectively, “Apollo” and, together with Knighthead and Certares, the “Plan Sponsors”). The Proposed Plan amended and superseded prior versions of the plan of reorganization filed by the Debtors in the Chapter 11 Cases. In connection with the Proposed Plan, the Debtors entered into a Plan Support Agreement, dated as of May 14, 2021 (the “PSA”), with the Plan Sponsors, pursuant to which the parties thereto agreed to take certain actions to support the prosecution and consummation of the Proposed Plan on the terms and conditions set forth in the PSA. The Debtors also entered into an Equity Purchase and Commitment Agreement, dated as of May 14, 2021 (the “EPCA”), with the Plan Sponsors, providing for the purchase or otherwise syndication of $1.5 billion in Preferred Stock (as defined below) by Apollo and certain syndicated investors and $2.781 billion in common stock by the Plan Sponsors. In addition, the Plan Sponsors and certain other parties (collectively, the “Backstop Parties”) agreed to backstop the rights offering contemplated by the Proposed Plan (the “Rights Offering”) totaling $1.635 billion of common stock which was offered first to eligible holders of the Company’s common stock, par value $0.01 per share (“Old Common Stock”), existing prior to the Reorganization Effective Date (as defined below) and then, if not fully subscribed, to certain eligible holders of unsecured funded debt claims.
On June 10, 2021, the Bankruptcy Court entered an order confirming the Second Modified Third Amended Joint Chapter 11 Plan of Reorganization of the Debtors (the “Plan”), which incorporated the Proposed Plan as amended by the Debtors (with the consent of the Plan Sponsors). On June 30, 2021 (the “Reorganization Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.
In accordance with the Plan, all of our equity interests existing as of the Reorganization Effective Date were cancelled on such date, with the holders of Old Common Stock receiving (1) cash in the amount of $1.53 per share and (2) their pro rata share of (a) common stock representing 3% of the common stock of the reorganized Company, subject to dilution on account of the Public Warrants (as defined below) and a new management equity incentive plan to be established, and (b) either (x) an aggregate of 89,049,029 Public Warrants or (y) for eligible stockholders, rights to subscribe for shares of common stock pursuant to the Rights Offering described below.
The 89,049,029 Public Warrants were issued pursuant to a warrant agreement (the “Warrant Agreement”), among the Company, Computershare Inc. and Computershare Trust Company, N.A., collectively as warrant agent. The Public Warrants are exercisable from the date of issuance until June 30, 2051, at which time all unexercised Public Warrants will expire and the rights of the holders of such expired Public Warrants will terminate. The Public Warrants have an initial exercise price of $13.80, which is subject to adjustment from time to time upon the occurrence of any payments of cash dividends and certain dilutive events.
Under the Rights Offering, eligible holders of Old Common Stock and certain eligible holders of our then-existing senior indebtedness could purchase up to $1.6 billion of shares of our common stock at a purchase price of $10.00 per share, with the Backstop Parties agreeing to purchase all unsubscribed shares. The final expiration date for the Rights Offering occurred on June 15, 2021, with eligible participants subscribing to purchase 127,362,114 shares, with the Backstop Parties to purchase the remaining 36,137,887 shares. We closed the Rights Offering on the Reorganization Effective Date. Pursuant to the terms of the EPCA, the Backstop Parties received a backstop fee equal in amount of $163.5 million, payable in shares of common stock valued at $10.00 per share, which resulted in the issuance of 16,350,000 shares of common stock.

As a result of these Plan transactions, on the Reorganization Effective Date, we issued 471,102,462 shares of our common stock as follows:
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14,133,024 shares to existing stockholders;

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277,119,438 shares to Plan Sponsors pursuant to the EPCA;

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127,362,114 shares to eligible participants pursuant to the Rights Offering; and

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52,487,886 shares to the Backstop Parties pursuant to the EPCA.

In addition, on the Reorganization Effective Date, in accordance with the Plan, we issued 1,500,000 shares of preferred stock of the Company, redeemable at the Company’s option (the “Preferred Stock”), to Apollo and certain syndicated investors and received gross proceeds of $1.5 billion, less a 2% upfront discount and stock issuance fees.
See “Capitalization,” “Description of Capital Stock” and “Shares Eligible for Future Sale” for additional information.
Recent Developments
Electric Vehicle Expansion
In October 2021, we announced a significant investment to offer the largest electric vehicle (“EV”) rental fleet in North America and one of the largest in the world. As part of this investment, we have placed an initial order for 100,000 Tesla Model 3 EVs to be delivered by the end of 2022, which is equivalent to approximately 22% of our global fleet today. We are also investing in new EV infrastructure across our global operations and expect to install thousands of chargers throughout our network. The EVs are expected to be supported by a combination of Level 2 and DC fast chargers in approximately 65 markets by the end of 2022, and more than 100 markets by the end of 2023. Customers who rent a Tesla Model 3 will have access to 3,000 Tesla supercharging stations throughout the United States and Europe.
We also announced an exclusive partnership with Uber to make up to 50,000 Tesla EVs available for drivers to rent on the Uber network in the United States by 2023. We believe that this arrangement will improve driver-level economics and offer a superior experience relative to internal combustion vehicles.
We believe that these initiatives demonstrate our commitment to leadership in electrification, shared mobility and a digital-first customer experience. We also recognize that these initiatives could be affected by factors outside of our control, such as semiconductor chip shortages or other constraints.
Vehicle Disposition Initiative
In October 2021, we announced a nationwide agreement with Carvana with respect to our vehicle disposition process. With demand for used vehicles at an all-time high, we recognized the opportunity to streamline our vehicle disposition cycle, while at the same time filling a need in the used car market. Traditionally, rental car businesses play an important role in the used car market, with Hertz selling used rental vehicles in auctions, direct-to-dealer programs and retail networks. The Carvana arrangement allows us to digitize and modernize our sales process while providing Carvana with a greater supply of used vehicles. This is intended to reduce our reliance on wholesale channels and allow us to renew our vehicle supply more rapidly, thereby strengthening our business.
Amendment to Terms of Series A Preferred Stock
On November 3, 2021, with the consent of holders of a majority of the outstanding Preferred Stock, we entered into an amendment to the certificate of designations governing the Preferred Stock. This amendment permits us at the time of the listing of our common stock on a national securities exchange and until November 3, 2022 to repurchase for cash shares of common stock for aggregate consideration not to exceed $500 million. In addition to a consent fee, the amendment also provides for the payment of additional cash fees to the holders of the Preferred Stock if we fail to make a qualifying offer to purchase the Preferred Stock within specified periods. We expect to commence a qualifying offer to purchase the Preferred Stock by the end of 2021, subject to approval of lenders under our credit facility, and we may finance that purchase with cash on hand or one or more debt financings. Please read “Description of Capital Stock — Preferred Stock” for additional information.
Our Corporate Information
We were incorporated in Delaware in 2015 to serve as the top-level holding company for Rental Car Intermediate Holdings, LLC, which wholly owns The Hertz Corporation, our primary operating company. The Hertz Corporation was incorporated in Delaware in 1967 and is a successor to corporations that have been engaged in the vehicle rental and leasing business since 1918.
Our principal executive offices are located at 8501 Williams Road, Estero, Florida 33928. Our telephone number is (239) 301-7000 and we have a website accessible at www.hertz.com. The information posted on our website is not incorporated into this prospectus and is not part of this prospectus.

SUMMARY FINANCIAL AND OPERATING DATA
The following table sets forth our summary historical financial data and operating data. Our summary historical financial data as of and for the years ended December 31, 2020, 2019 and 2018 are derived from, and should be read together with, our audited consolidated financial statements and the related notes thereto appearing in our Current Report on Form 8-K filed on October 15, 2021, and our summary historical financial data as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 are derived from, and should be read together with, our unaudited condensed consolidated financial statements and the related notes thereto in the Q3 Form 10-Q, both of which are incorporated by reference herein.
You should read this section together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 7 of our 2020 Form 10-K (as updated by our Current Report on Form 8-K filed on October 15, 2021) and Item 2 of our Q3 2021 Form 10-Q and the financial statements referred to above.
	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(in millions, except per share data)
Statements of Operations Data:
Revenues	$5,387	$4,023	$5,258	$9,779	$9,504
Expenses:
Direct vehicle and operating	2,855	2,624	3,627	5,486	5,355
Depreciation of revenue earning vehicles and lease charges	420	1,632	2,032	2,565	2,690
Non-vehicle depreciation and amortization(a)	153	168	—	—	—
Selling, general and administrative	498	506	664	969	1,017
Interest expense, net:
Vehicle	243	360	455	494	448
Non-vehicle (excludes contractual interest of $75 million for the nine months ended September 30, 2020 and $129 million for the year ended December 31, 2020)	157	118	153	311	291
Total interest expense, net	400	478	608	805	739
Technology-related intangible and other asset impairments	—	193	213	—	—
Other (income) expense, net	(20)	(15)	(9)	(59)	(40)
Reorganization items, net	677	101	175	—	—
(Gain) from the sale of a business	(400)	—	—	—	—
Change in fair value of Public Warrants	(16)	—	—	—	—
Total expenses	4,567	5,687	7,310	9,766	9,761
Income (loss) before income taxes	820	(1,664)	(2,052)	13	(257)
Income tax (provision) benefit	(193)	232	329	(63)	30
Net income (loss)	627	(1,432)	(1,723)	(50)	(227)
Net (income) loss attributable to noncontrolling interests	(1)	7	9	(8)	2
Net income (loss) attributable to Hertz Global	626	(1,425)	(1,714)	(58)	(225)
Dividends on Series A Preferred Stock	(34)	—	—	—	—
Net income (loss) available to Hertz Global common stockholders	$592	$(1,425)	$(1,714)	$(58)	$(225)

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(in millions, except per share data)
Weighted-average shares outstanding:
Basic	264	148	150	117	96
Diluted	270	148	150	117	96
Earnings (loss) per share:
Basic earnings (loss) per share	$2.25	$(9.65)	$(11.44)	$(0.49)	$(2.35)
Diluted earnings (loss) per share	$2.14	$(9.65)	$(11.44)	$(0.49)	$(2.35)

(a)
The years ended December 31, 2020, 2019 and 2018 have not been recast to present Non-vehicle depreciation and amortization expenses, which primarily are included in Direct vehicle and operating expenses for these periods.

	As of September 30, 2021	As of December 31,
		2020	2019
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$2,703	$1,096	$865
Revenue earning vehicles, net	8,563	6,062	13,789
Total assets	19,593	16,908	24,627
Total debt	8,718	6,267	17,089
Total stockholders’ equity attributable to Hertz Global	4,206	56	1,769
	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019	2018
Other Financial and Operating Data:
Adjusted Corporate EBITDA (millions)(1)	$1,502	$(855)	$(995)	$649	$433
Transaction Days (thousands)(2)	88,023	81,813	107,299	205,998	199,880
Total RPD(3)	$59.75	$43.98	$43.09	$44.26	$43.32
Total RPU(4)	$1,389	$674	$713	$1,062	$1,050
Depreciation per Unit per Month(5)	$111	$244	$246	$244	$255
Vehicle Utilization(6)	77%	50%	54%	79%	80%

(1)
Adjusted Corporate EBITDA is calculated as net income (loss) attributable to the Company, adjusted for income taxes; non-vehicle depreciation and amortization; non-vehicle debt interest, net; vehicle debt-related charges; loss on extinguishment of vehicle debt; restructuring and restructuring related charges; goodwill, intangible and tangible asset impairments and write-downs; information technology and finance transformation costs; reorganization items, net; pre-reorganization items and non-debtor financing charges; gain from the sale of a business and certain other miscellaneous items. When evaluating our operating performance, investors should not consider Adjusted Corporate EBITDA in isolation of, or as a substitute for, measures of our financial performance determined in accordance with U.S. GAAP. The reconciliations to net income (loss), the most comparable consolidated U.S. GAAP measure are presented below:

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in millions)
Net income (loss) attributable to Hertz Global	$626	$(1,425)	$(1,714)	$(58)	$(225)
Adjustments:
Income tax provision (benefit)	193	(232)	(329)	63	(30)
Non-vehicle depreciation and amortization	153	168	225	203	218
Non-vehicle debt interest, net(a)	157	118	153	311	291
Vehicle debt-related charges(b)	62	37	50	38	36
Loss on extinguishment of vehicle debt(c)	—	—	5	—	22
Restructuring and restructuring related charges(d)	72	54	64	14	32
Technology-related intangible and other asset impairments(e)	—	193	213	—	—
Information technology and finance transformation costs(f)	13	34	42	114	98
Reorganization items, net(g)	677	101	175	—	—
Pre-reorganization and non-debtor financing charges(h)	41	89	109	—	—
Gain from the Donlen Sale(i)	(400)	—	—	—	—
Change in fair value of Public Warrants(j)	(16)	—	—	—	—
Other items(k)	(76)	8	12	(36)	(9)
Adjusted Corporate EBITDA	$1,502	$(855)	$(995)	$649	$433

(a)
For the nine months ended September 30, 2021, includes $8 million of loss on extinguishment of debt associated with the payoff and termination of the multi-draw term loan facility entered into by Hertz International Limited.

(b)
Represents vehicle debt-related charges relating to the amortization of deferred financing costs and debt discounts and premiums.

(c)
In 2020, represents a $5 million write-off of deferred financing costs resulting from the European ABS waiver agreements. In 2018, primarily represents $20 million of early redemption premium and write-off of deferred financing costs associated with the full redemption of the 4.375% European Vehicle Senior Notes due January 2019.

(d)
Represents charges incurred under restructuring actions as defined in U.S. GAAP. Also includes restructuring related charges such as incremental costs incurred directly supporting business transformation initiatives. In 2018, also includes consulting costs, legal fees and other expenses related to the accounting review and investigation with respect to events generally involving the restatements included in the Annual Report on Form 10-K for the year ended December 31, 2014 of the former Hertz Global Holdings, Inc.

(e)
For the nine months ended September 30, 2020, represents the impairment of technology-related intangible assets and capitalized cloud computing implementation costs and for the year ended December 31, 2020 also includes a $20 million impairment of the Hertz tradename.

(f)
Represents costs associated with our information technology and finance transformation programs, both of which are multi-year initiatives to upgrade and modernize our systems and processes.

(g)
Represents charges incurred associated with the filing of and the emergence from the Chapter 11 Cases.

(h)
Represents charges incurred prior to the filing of the Chapter 11 Cases, which are comprised of preparation charges for the reorganization, such as professional fees. Also includes certain non-debtor financing and professional fee charges.

(i)
Represents the net gain from the sale of our Donlen business on March 30, 2021.

(j)
Represents the change in fair value during the reporting period for our outstanding Public Warrants.

(k)
Represents miscellaneous items. For the nine months ended September 30, 2021, includes $100 million associated with the suspension of depreciation during the first quarter for the Donlen business while classified as held for sale, partially offset by letter of credit fees recorded in the first half of the year and charges for a multiemployer pension plan withdrawal liability recorded in the first quarter. For the nine months ended September 30, 2020, includes a $20 million gain on the sale of non-vehicle capital assets, which was recorded in the first quarter, partially offset by second quarter charges of $18 million for losses associated with certain vehicle damages. For the year ended December 31, 2020, includes $16 million associated with the Donlen asset sale, partially offset by $18 million for losses associated with certain vehicle damages. For the year ended December 31, 2019, includes a $30 million gain on marketable securities and a $39 million gain on the sale of non-vehicle capital assets. For the year ended December 31, 2018, includes a $20 million gain on marketable securities and a $6 million legal settlement received related to an oil spill in the Gulf of Mexico in 2010.

Adjusted Corporate EBITDA is an important non-GAAP measure to management because it allows management to assess the operational performance of our business, exclusive of certain items, and allows management to assess the performance of the entire business on the same basis as the segment measure of profitability. Management believes that it is important to investors for the same reasons it is important to management and because it allows them to assess our operational performance on the same basis that management uses internally. Adjusted EBITDA, the segment measure of profitability and accordingly a GAAP measure, is calculated exclusive of certain items which are largely consistent with those used in the calculation of Adjusted Corporate EBITDA. This information should be read in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies due to the potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluated their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.
(2)
Transaction Days represents the total number of 24-hour periods, with any partial period counted as one Transaction Day, that vehicles were on rent (the period between when a rental contract is opened and closed) in a given period. It is therefore possible for a vehicle to attain more than one Transaction Day in a 24-hour period. Transaction Days is a measure of revenue generating days (“volume”) and is a component of Total RPD and Vehicle Utilization.

(3)
Total Revenue Per Transaction Day (“Total RPD” and also referred to as “pricing”) represents a measurement of the changes in underlying pricing in the vehicle rental business and encompasses the elements in vehicle rental pricing that management has the ability to control. The following table sets forth the calculation of Total RPD:

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in millions, except where noted)
Total RPD:
Revenues	$5,251	$3,535	$4,628	$9,107	$8,756
Foreign currency adjustment(a)	9	62	(5)	11	(97)
Total Revenues – adjusted for foreign currency	$5,260	$3,597	$4,623	$9,118	$8,659
Transaction Days (in thousands)	88,023	81,813	107,299	205,998	199,880
Total RPD (in whole dollars)	$59.75	$43.98	$43.09	$44.26	$43.32

(a)
For the nine months ended September 30, 2021 and 2020, based on December 31, 2020 foreign currency exchange rates. For the years ended December 31, 2020, 2019 and 2018, based on December 31, 2019 foreign currency exchange rates.

(4)
Total Revenue Per Unit Per Month (“Total RPU”) provides a measure of revenue productivity relative to the total number of vehicles in our fleet, whether owned or leased (“Average Vehicles” or “fleet capacity”). The following table sets forth the calculation of Total RPU:

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in millions, except where noted)
Total Revenue Per Unit Per Month:
Total Revenues – adjusted for foreign currency(a)(b)	$5,260	$3,597	$4,623	$9,118	$8,659
Average Vehicles (in whole units)	420,753	593,145	540,340	715,602	687,300
Total revenue per unit (in whole dollars)	$12,501	$6,064	$8,556	$12,742	$12,599
Number of months in period (in whole units)	9	9	12	12	12
Total RPU Per Month (in whole dollars)	$1,389	$674	$713	$1,062	$1,050

(a)
See footnote (5) for our calculation of Total Revenues — adjusted for foreign currency.

(b)
For the nine months ended September 30, 2021 and 2020, based on December 31, 2020 foreign currency exchange rates. For the years ended December 31, 2020, 2019 and 2018, based on December 31, 2019 foreign currency exchange rates.

(5)
Depreciation Per Unit Per Month represents the amount of average depreciation expense and lease charges per vehicle per month, exclusive of the impacts of foreign currency exchange rates. Management believes eliminating the effect of fluctuations in foreign currency exchange rates is appropriate so as not to affect the comparability of underlying trends. This metric is important to management and investors as it reflects how effectively the Company is managing the costs of its vehicles and facilitates comparisons with other participants in the vehicle rental industry. The following table sets forth the calculation of Depreciation Per Unit Per month:

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in millions, except where noted)
Depreciation Per Unit Per Month:
Depreciation of revenue earning vehicles and lease charges	$420	$1,280	$1,597	$2,096	$2,126
Foreign currency adjustment(a)	2	21	1	—	(19)
Adjusted depreciation of revenue earning vehicles and lease charges	$422	$1,301	$1,598	$2,096	$2,107
Average Vehicles (in whole units)	420,753	593,145	540,340	715,602	687,300
Depreciation of revenue earning vehicles and lease charges divided by Average Vehicles (in whole dollars)	$1,003	$2,193	$2,957	$2,929	$3,066
Number of months in period (in whole units)	9	9	12	12	12
Depreciation Per Unit Per Month (in whole dollars)	$111	$244	$246	$244	$255

(a)
For the nine months ended September 30, 2021 and 2020, based on December 31, 2020 foreign currency exchange rates. For the years ended December 31, 2020, 2019 and 2018, based on December 31, 2019 foreign currency exchange rates.

(6)
Vehicle Utilization is the measurement of the proportion of our vehicles that are being used to generate revenues relative to fleet capacity. Higher Vehicle Utilization means more vehicles are being utilized to generate revenues. The following table sets forth the calculation of Vehicle Utilization:

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019	2018
Vehicle Utilization:
Transaction Days (in thousands)	88,023	81,813	107,299	205,998	199,880
Average Vehicles (in whole units)	420,753	593,145	540,340	715,602	687,300
Number of days in period (in whole units)	273	274	366	365	365
Available Car Days (in thousands)	114,866	162,522	197,764	261,195	250,865
Vehicle Utilization	77%	50%	54%	79%	80%

THE OFFERING
Issuer
Hertz Global Holdings, Inc.
Shares of common stock offered by the selling stockholders
44,520,000 shares of common stock.
Underwriters’ option to purchase additional shares of common stock
CK Amarillo LP, an entity affiliated with Knighthead Capital Management, LLC and with Certares Opportunities, LLC, has granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 6,678,000 shares of common stock.
Shares of common stock outstanding before this offering
473,474,109 shares of common stock.
Shares of common stock outstanding after this offering (giving effect to the share repurchase)
463,129,281 shares of common stock
Use of proceeds
We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering.
Share repurchase
Subject to the completion of this offering, we intend to purchase from the underwriters 10,344,828 shares of our common stock that are subject to this offering having an aggregate value of $300,000,000.
Lock-up
Our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters through the date that is 90 days after the date of this prospectus (or, in the case of CK Amarillo LP, 180 days after the date of this prospectus). See the section titled “Underwriting” for additional information regarding our lock-up agreement with the underwriters.
Risk factors
Investing in our common stock involves substantial risk. For a discussion of risks relating to Hertz, our business and investment in our common stock, see the section titled “Risk Factors” and all other information set forth in or incorporated by reference in this prospectus before investing in our common stock.
Nasdaq trading
symbol
HTZ
The number of shares of common stock outstanding before this offering is based on 473,474,109 shares of our common stock outstanding as of October 28, 2021, does not give effect to the share repurchase and excludes:
•
86,833,554 shares of common stock issuable upon exercise of warrants outstanding as of October 28, 2021 to purchase shares of common stock at an exercise price of $13.80 per share that expire on June 30, 2051; and

•
up to 62,250,055 shares of common stock that may be issued under our 2021 Omnibus Incentive Plan (the “Incentive Plan”).

The Incentive Plan was adopted by our board on November 2, 2021. The Incentive Plan provides for annual increases beginning June 30, 2022 equal to 2% of our common stock then outstanding or such lesser amount as is approved by our board of directors. For additional information on the Incentive Plan, please see our Current Report on Form 8-K filed on November 2, 2021, which is incorporated by reference herein.

RISK FACTORS
Investing in our common stock involves risk. If any of the risks described below or in any document incorporated by reference herein actually occurs, our business, financial condition and results of operations would likely suffer. In that event, the market price of our common stock could decline and an investor in our common stock could lose all or part of their investment. You should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference herein, and, in particular, the risk factors described in the 2020 Form 10-K and the Q3 2021 Form 10-Q filed with the SEC, which is incorporated by reference in this prospectus. The risks described in any document incorporated by reference herein are not the only ones we face, but are considered to be the most material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.
Risks Related to Our Emergence from Chapter 11 Bankruptcy
We recently emerged from bankruptcy, which could adversely affect our business and relationships.
Our having filed for bankruptcy, notwithstanding our recent emergence from the Chapter 11 bankruptcy proceedings, could adversely affect our business and relationships with customers, vendors, royalty or working interest owners, contractors, employees or suppliers. Due to uncertainties, many risks exist, including the following:
•
the ability to attract, motivate, and/or retain key executives and employees may be adversely affected;

•
employees may be more easily attracted to other employment opportunities; and

•
competitors may take business away from us, and our ability to retain customers may be negatively impacted.

The occurrence of one or more of these events could have a material and adverse effect on our operations, financial condition and reputation and we cannot assure you that having been subject to bankruptcy proceedings will not adversely affect our operations in the future.
Upon our emergence from bankruptcy, our Board of Directors was reconstituted and may implement changes in our business strategy that could affect the scope and results of our operations.
Our corporate business strategy is subject to continued development, evaluation and implementation by our management and Board of Directors. In connection with the effectiveness of the Plan in the Chapter 11 Cases, the Company’s Board of Directors was reconstituted, and the Board is now made up of nine directors, of which eight directors did not serve on the former Board. We may also add up to two additional members in the future. The new directors have different backgrounds, experiences and perspectives from those individuals who previously served on the board of directors of the Company at the time of the commencement of the Chapter 11 Cases and, thus, may have different views on the issues that will determine our future, including our strategic plans and priorities. The Board of Directors, as reconstituted, together with our interim CEO, may determine, from time to time, to implement changes in our business strategy which may affect our operations. There is, however, no guarantee that the strategic initiatives and plans, whether current or future, of the Board of Directors will be implemented in a timely manner or at all and, consequently, there is no guarantee that the operational and financial objectives of the reconstituted Board of Directors will be achieved in a timely manner or at all.
The ability to attract and retain key personnel is critical to the success of our business and may be affected by our emergence from bankruptcy.
The success of our business depends on key personnel. The ability to attract and retain these key personnel may be affected by our emergence from bankruptcy, the uncertainties currently facing the business and changes we may make to the organizational structure to adjust to changing circumstances. Any potential delays in adopting our management incentive plan and other executive benefits and compensation may make it difficult to retain key personnel and we may need to enter into retention or other arrangements that could be costly to maintain. If executives, managers or other key personnel resign, retire or are terminated, or their service is otherwise interrupted, we may not be able to replace them in a timely manner and we could experience significant declines in productivity.
Our ability to utilize our net operating loss carryforwards (“NOLs”) may be limited as a result of our emergence from bankruptcy.
In general, Section 382 of the Internal Revenue Code of 1986, as amended (the “IRC”), provides an annual limitation with respect to the ability of a corporation to utilize its NOLs and other tax attributes, as well as certain built-in-losses (“BILs”), against future taxable income in the event of a change in ownership. Our emergence from Chapter 11 bankruptcy proceedings resulted in a change in ownership for purposes of the IRC Section 382. The Company is performing an analysis to determine the potential impact this ownership change may have on our future ability to utilize our NOLs, other tax attributes, and BILs. Limitations imposed on our ability to use NOLs, other tax attributes, and BILs to offset future taxable income may cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect and could cause such NOLs and other tax attributes to expire unused. Similar rules and limitations may apply for state income tax purposes.
We have a substantial amount of debt, which could impair our financial condition.
We have a significant amount of indebtedness. As of September 30, 2021, we had a total indebtedness of approximately $8.7 billion, including $7.2 billion of vehicle related debt and $1.5 billion of non-vehicle debt. In addition, we would be able to incur an additional approximately $2.0 billion of indebtedness under one or more incremental facilities, subject to certain thresholds as described in the Credit Agreement, including estimated available borrowing capacity of $1.1 billion under the Revolving Loan Facility. Furthermore, we would also be able to incur substantial additional indebtedness subject to compliance with the covenants governing our existing indebtedness. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to you and significant effects on our business. For example, it could:
•
limit our ability to borrow additional amounts to fund working capital, capital expenditures, debt service requirements, execution of our business strategy or acquisitions and other purposes;

•
require us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce the funds available to us for other purposes;

•
make us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business;

•
expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates; and

•
make it more difficult to satisfy our obligations.

Our ability to satisfy and manage our debt obligations depends on our ability to generate cash flow and on overall financial market conditions. To some extent, this is subject to prevailing economic and competitive conditions and to certain financial, business and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow from operations to permit us to pay principal, premium, if any, or interest on our debt obligations. If we are unable to generate sufficient cash flow from operations to service our debt obligations and meet our other cash needs, we may be forced to reduce or delay capital expenditures, sell or curtail assets or operations, seek additional capital, or seek to restructure or refinance our indebtedness. If we must sell or curtail our assets or operations, it may negatively affect our ability to generate revenue.
Risks Related to Our Business
The continuing semiconductor microchip manufacturing shortage may be disruptive to our vehicle rental business and may adversely affect our business, results of operations and financial condition.
Increased demand for semiconductor microchips (“Chips”) in 2020, due in part to COVID-19 and an increased use of electronic equipment that use these Chips, has resulted in a severe shortage of Chips in

2021. These same Chips and microprocessors are used in a variety of automobile parts, including in the control of engines and transmissions. As a result, various automotive manufacturers have been forced to delay new vehicle production. If efforts to address the shortage of Chips by the industry and government entities are unsuccessful, there may be further delays in new vehicle production. Consequently, there is no guarantee that we can purchase a sufficient number of new vehicles at competitive prices and on competitive terms and conditions. If we are unable to obtain a sufficient supply of new vehicles, or if we obtain less favorable pricing and other terms during the acquisition of vehicles and are unable to recover from the increased costs then our results of operations, financial condition, liquidity and cash flows may be materially adversely affected. If we are unable to purchase new vehicles at competitive prices, increased maintenance costs in relation to our existing fleet may put further pressure on our results of operations and financial condition.
We are implementing new strategic initiatives, which may not be as successful as we anticipate.
We are entering into new relationships centered around EV and technology strategic initiatives, as discussed elsewhere in this prospectus and our Q3 2021 Form 10-Q, with the goal of positioning our business at the forefront of modern mobility. As part of these initiatives, we intend to expand our current business to include a significant proportion of EVs within our fleet, as well as related infrastructure. Some of the potential risks associated with our strategic initiatives include the inability to secure adequate vehicle supply, a potential lack of adequate infrastructure to support EVs, potentially high costs associated with maintaining or repairing EVs and related infrastructure, increased risks related to the data connectivity and the technology upon which the EV supply relies, such as unauthorized access to modify or use such technology, possible competition from other vehicle rental providers that may also implement similar strategies, and the possibility that our strategic initiatives are not as well-received by our consumer base as anticipated. Moreover, our recently announced investment in Tesla EVs exposes us to a number of risks related to the concentration of such vehicles in our fleet, including the risk that demand for Tesla Model 3 vehicles by our customers may be lower than we anticipate, the potential inability to obtain an adequate level of supply of Tesla vehicles and any needed replacement parts for Tesla EVs due to malfunction, product recalls or use over time, risks related to Tesla’s ability to confirm orders and complete deliveries of such vehicles on a timely basis, and risks related to the battery cells on which Tesla EVs depend, including the safety of such products and their need to maintain and significantly grow access to battery cells. In addition, the success of our initiative depends, in part, on the economics ultimately associated with EVs, including depreciation and residual values, which will impact the attractiveness of our EVs to rideshare drivers. These economics are evolving due to the developing nature of the EV market and outcomes associated with such economics that are currently unknown could materially impact the success of these initiatives. If we do not adequately address potential risks such as these, our future revenue potential may be impacted and our ability to pursue our strategic initiatives and attain profitability could be compromised.
The continued uncertainty about the duration of the negative impact from COVID-19 in our industry may disrupt our employee retention and talent management strategies and affect our business operations.
We develop and maintain a talent management strategy that defines current and future talent requirements (e.g., experience, skills, location requirements, timing, etc.) based on our strategic direction, coordinated recruiting and development plans across businesses and regions and considers employee mobility, centers of excellence and shared service concepts to optimize resource plans.
COVID-19 has created uncertainty with respect to the return to the workforce which affects our employee retention and talent management strategies. We cannot predict with certainty how the post-COVID return to workforce measures will affect our employee retention and talent management strategies. The consequences that may result from continued disruptions or a failure of our employee retention and talent management strategies can include inadequate staffing levels, inability to support bankruptcy and emergence strategy, lack of key talent, declining product quality and competitive differentiation, or eroding employee morale and productivity.
We expect substantial cost savings from our ongoing strategic initiatives, and if we are unable to achieve these cost savings, or sustain our current cost structure, it could have a material adverse effect on our business operations, results of operations and financial condition.
We have not yet realized all of the cost savings we expect to achieve from our ongoing strategic initiatives. A variety of risks could cause us not to realize the expected cost savings, including but not limited to, higher than expected severance costs; higher than expected retention costs for continuing employees; higher than expected stand-alone overhead expenses; delays in the anticipated timing of activities related to our cost-savings plans; and other unexpected disruptions to our business.
The interest rates of certain of our financing instruments are priced using a spread over LIBOR.
The London interbank offered rate (“LIBOR”) is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We typically use LIBOR as a reference rate in various of our financing transactions such that the interest due to the creditors pursuant to such financing transactions is calculated using LIBOR. Our term loan agreement also contains a stated minimum floor value for LIBOR.
On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether or not LIBOR will cease to exist, or if new methods of calculating LIBOR will be established such that it continues to exist after 2021 or if replacement conventions will be developed. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain. At this time, due to a lack of consensus as to what rate or rates may become accepted alternatives to LIBOR, it is impossible to predict the effect of any such alternatives on our liquidity. However, if LIBOR ceases to exist, we may need to renegotiate certain of our financing agreements that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established. As of September 30, 2021, we had $4.8 million in outstanding indebtedness tied to LIBOR. Additionally, these changes may have an impact on the value of or interest earned on any LIBOR-based marketable securities, fleet leases, loans and derivatives that are included in our financial assets and liabilities.
Manufacturer safety recalls could create risks to our business.
The Raechel and Jacqueline Houck Safe Rental Car Act of 2015 prohibits us from renting or selling vehicles with open federal safety recalls and requires us to repair or address these recalls prior to renting or selling the vehicle. Any federal safety recall would require us to cease renting recalled vehicles until we can react to the recall. We cannot control the number of vehicles that may be subject to manufacturer recalls. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to rent recalled vehicles for a significant period of time. The potential impact of a recall may be particularly severe if it impacts a model that comprises a significant proportion of our fleet, for example, as we continue to acquire significant numbers of Tesla Model 3 vehicles, or parts that are common across numerous model types, such as recalls of airbags in recent years. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our vehicles and could also result in the loss of business to our competitors. Depending on the severity of any recall, it could materially adversely affect, among other things, our revenues, create customer service problems, present liability claims, reduce the residual value of the recalled vehicles and harm our general reputation.
Risks Related to Our Common Stock and This Offering
A significant portion of our total issued and outstanding common stock is eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares of common stock intend to sell, could reduce the market price of our common stock. On the Reorganization Effective Date, we issued 14,133,024 shares of common stock pro rata to the holders of Old Common Stock, which shares are freely tradable. In addition, we issued an aggregate of 456,969,438 shares pursuant to the EPCA and the Rights Offering that are “restricted securities” under Rule 144 and, assuming we remain current in our reporting obligations under the Exchange Act, may be sold under Rule 144 beginning on December 30, 2021, subject to lock-up restrictions and other limitations. Only those shares that are held by our directors and officers or the selling stockholders in this offering will be subject to the lock-up agreements described in “Underwriting.” Accordingly, an additional 185,463,451 shares of common stock held by non-affiliates may be sold as soon as December 30, 2021. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our common stock after this offering.
In the future, we may also issue additional shares of common stock if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding common stock. Any such issuances may dilute your ownership interest in the Company and have an adverse impact on the price of our common stock.
There has been a limited trading market for our common stock and the market price of our common stock may be volatile, which could cause the value of your investment to decline.
Since the Reorganization Effective Date, only the shares of common stock issued pro rata to the holders of Old Common Stock, which represent 3% of our outstanding common stock, have been available for trading on the OTC Bulletin Board and there has been a low volume of trading in our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a more robust trading market on the Nasdaq Global Select Market (“Nasdaq”) or otherwise how active that market may become. The trading price on Nasdaq may bear no relation to the historical prices on the OTC Bulletin Board. There may not be greater liquidity in the trading market for our common stock in the future. If there is limited liquidity in the trading market for our common stock, a sale of a large number of shares of our common stock could adversely affect the market price of our common stock. Additionally, in the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated herein by reference as well as, among other things:
•
our operating and financial performance and prospects;

•
our ability to repay our debt;

•
our access to financial and capital markets to refinance our debt or replace the existing credit facilities;

•
investor perceptions of us and the industry and markets in which we operate;

•
our dividend policy;

•
future sales of equity or equity-related securities;

•
announcements by third parties of significant claims or proceedings against us;

•
changes in, or results that vary from, earnings estimates or buy/sell recommendations by analysts; and

•
general financial, domestic, economic and other market conditions.

All of these factors could materially adversely affect the price of our common stock. The market price of our common stock may decline below the initial offer price, and you may not be able to sell your shares at or above the price you paid in this offering, or at all.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.
The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and may negatively affect the market price of our common stock.
Provisions in our Certificate of Incorporation (as defined herein) and Bylaws (as defined herein) may have the effect of delaying or preventing a change of control or changes in our management. Our Certificate of Incorporation and Bylaws include provisions that:
•
do not provide cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•
provide for a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Board;

•
allow for removal of directors only for cause;

•
allow only the Board to fill a vacancy created by the expansion of the Board or the resignation, death, retirement, disqualification or removal of a director, which prevents stockholders from being able to fill vacancies on the Board, except that whenever the holders of one or more series of the Preferred Stock have the right, voting separately by class or series, to nominate or elect one or more directors, the removal of such directors is governed by the terms of such series of the Preferred Stock as set forth in our Certificate of Incorporation;

•
establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the board of directors;

•
prohibit stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting;

•
prohibit stockholders from calling a special meeting unless one or more stockholders holding at least 25% of the voting power of all our shares demand such special meeting by written consent, which may delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•
allow for our authorized but unissued shares of preferred stock to be available for future issuance without stockholder approval, subject to the rules and regulations of any applicable stock exchange or similar rules.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we have elected not to be governed by Section 203 of the DGCL (as defined herein), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with a stockholder owning 15% or more of our outstanding voting stock, unless the stockholder has held the stock for a period of at least three years.

The choice of forum provision in our Certificate of Incorporation could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or colleagues.
Our Certificate of Incorporation provides that, unless we consent in writing to an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (the “Court of Chancery”) is the sole and exclusive forum for any stockholder to bring any state law claim for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of a breach of fiduciary duty owed by any director, officer, employee, or agent of the Company to us or to our stockholders, (3) any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws, (4) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery, and (5) any action asserting a claim against us that is governed by the internal affairs doctrine. In addition, the choice of forum provision provides that, unless the Company consents in writing to the selection of an alternative forum, claims brought under the Securities Act must be brought exclusively in the federal district courts of the United States. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other colleagues, which may discourage such lawsuits against us and our directors, officers and other colleagues. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

USE OF PROCEEDS
We will not receive any proceeds from the sale of our common stock by the selling stockholders. The selling stockholders will not be responsible for any offering expenses other than the underwriting discounts and commissions.

DIVIDEND POLICY
We do not expect to pay dividends on our common stock for the foreseeable future. After the completion of this offering, we anticipate that all of our earnings, if any, in the foreseeable future will be used in the operation and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, limitations or restrictions pursuant to our outstanding shares of Preferred Stock, capital requirements and contractual restrictions.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2021.
You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto in the 2020 Form 10-K and our unaudited condensed consolidated financial statements and the related notes thereto in the Q3 2021 Form 10-Q, both of which are incorporated by reference herein.
As of September 30, 2021
(in millions, except per share data)
Cash and cash equivalents(1)	$2,703
Debt:
Vehicle Debt(2)	$7,241
Unamortized Debt Issuance Costs and Net (Discount) Premium	(34)
Total Vehicle Debt	7,207
Non-Vehicle Debt:
Term B Loan(3)	1,297
Term C Loan(3)	245
Revolving Loan Facility(3)(4)	—
Unamortized Debt Issuance Costs and Net (Discount) Premium	(45)
Other Non-Vehicle Debt	14
Total Non-Vehicle Debt	1,511
Total Debt	8,718
Public Warrants(5)	783
Mezzanine Equity:
Series A preferred stock (par value $0.01 per share; 1,500,000 shares issued and outstanding)(6)	1,433
Stockholders’ Equity:
Preferred Stock (par value $0.01 per share; 100,000,000 shares authorized; no shares issued and outstanding)	—
Common stock (par value $0.01 per share; 1,000,000,000 shares authorized; 471,528,459 shares issued and outstanding)(7)	5
Additional paid-in-capital	6,482
Accumulated deficit	(2,055)
Accumulated other comprehensive loss	(226)
Stockholders’ equity attributable to Hertz Global(5)	4,206
Noncontrolling interests	12
Total stockholders’ equity	4,218
Total capitalization	$15,152

(1)
Excludes restricted cash and cash equivalents.

(2)
Following the Reorganization Effective Date, consists primarily of our HVF III U.S. ABS Program, a securitization facility used to finance activities relating to vehicles used by us in U.S. daily vehicle rental operations, as well as certain other similar facilities used to finance our international daily vehicle rental operations as more fully described in note 6 to our financial statements incorporated by reference herein. Hertz Vehicle Financing III LLC, the borrower under the HVF III U.S. ABS Program, is a wholly owned, special purpose and bankruptcy remote subsidiary of The Hertz Corporation.
(3)
On the Reorganization Effective Date and pursuant to the Plan, we entered into a credit agreement (the “Credit Agreement”) providing for (i) a term loan “B” facility for term loans (the “Term B Loans”), (ii) a term loan “C” facility for term loans (the “Term C Loans” and, together with the Term B Loans, the “Term Loans”) to cash collateralize letters of and (iii) a revolving credit facility (“Revolving Loan Facility”) for revolving loans and letters of credit. In addition, we may request one or more incremental facilities up to an aggregate amount of the sum of (i) a fixed dollar basket equal to the greater of $635 million and 100% of LTM Consolidated EBITDA (as such term is defined in the Credit Agreement) plus (ii) a basket equal to the aggregate amount of voluntary prepayments and commitment reductions of certain indebtedness, in each case secured on a pari passu basis with the Term Loans and Revolving Loan Facility plus (iii) a leverage-based basket subject to compliance with leverage ratios set forth in the Credit Agreement.

(4)
As of September 30, 2021, we had no borrowings outstanding under the Revolving Loan Facility and we had estimated available borrowings of $1.1 billion.

(5)
On the Reorganization Effective Date, in accordance with the Plan and the Warrant Agreement, we issued 89,049,029 Public Warrants with an initial exercise price of $13.80 per Public Warrant, subject to certain conditions. Each Public Warrant will entitle the holders to receive one share of common stock. The Public Warrants have a thirty-year term and are exercisable from the date of issuance until June 30, 2051, at which time any unexercised Public Warrants will expire, and the rights of the holders to purchase our common stock will terminate. The exercise price of the Public Warrants is subject to adjustment from time to time upon any payment of cash dividends relating to our common stock and the occurrence of certain dilutive events as described in the Warrant Agreement.

We account for the Public Warrants in accordance with the provisions of ASC 480, Distinguishing Liabilities from Equity, under which the Public Warrants meet the definition of a freestanding financial instrument. Although these are publicly traded warrants, they are classified as liabilities due to certain settlement provisions that are only applicable in the event of change of control (as defined by the Warrant Agreement). The Public Warrants are recorded at fair value in our unaudited condensed consolidated financial statements and the related notes thereto in the Q3 2021 Form 10-Q, which are incorporated by reference herein.
(6)
We expect to commence a qualifying offer to purchase the Preferred Stock by the end of 2021, subject to approval of lenders under our credit facility, and we may finance that purchase with cash on hand or one or more debt financings. See “Summary — Recent Developments — Amendment to Terms of Series A Preferred Stock” and “Description of Capital Stock — Preferred Stock.”

(7)
The number of shares of common stock outstanding before this offering is based on 473,474,109 shares of our common stock outstanding as of October 28, 2021, does not give effect to the share repurchase and excludes:

•
86,833,554 shares of common stock issuable upon exercise of warrants outstanding as of October 28, 2021 to purchase shares of common stock at an exercise price of $13.80 per share that expire on June 30, 2051; and

•
up to 62,250,055 shares of common stock that may be issued under our 2021 Omnibus Incentive Plan (the “Incentive Plan”).

The Incentive Plan was adopted by our board on November 2, 2021. The Incentive Plan provides for annual increases beginning June 30, 2022 equal to 2% of our common stock then outstanding or such lesser amount as is approved by our board of directors. For additional information on the Incentive Plan, please see our Current Report on Form 8-K filed on November 2, 2021, which is incorporated by reference.

PRINCIPAL STOCKHOLDERS
The following table sets forth information as of October 28, 2021 regarding the beneficial ownership of our common stock by:
•
each of our directors;

•
each of our named executive officers;

•
each holder of more than 5% of our outstanding shares of common stock; and

•
all of our directors and executive officers as a group.

Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock issuable upon exercise of warrants that are currently exercisable or exercisable within 60 days of October 28, 2021 is deemed to be outstanding and beneficially owned by the person holding the warrants. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on the number of shares of common stock outstanding as of October 28, 2021. Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.
All percentages and share amounts are approximate based on current information available to us. The information available to us may be incomplete.
Unless otherwise noted, the address for each person listed on the table is c/o Hertz Global Holdings, Inc., 8501 Williams Road, Estero, Florida, 33928.
Shares Beneficially Owned(1)
Name	Number	Percent
5% Stockholders
CK Amarillo LP(2)	196,673,104	41.5%
Executive Officers and Directors
M. Gregory O’Hara	—	—
Thomas Wagner	—	—
Christopher Lahoud	—	—
Colin Farmer	—	—
Jennifer Feikin	—	—
Mark Fields	—	—
Vincent Intrieri(3)	42,367	*
Evelina Vougessis Machas	—	—
Andrew Shannahan	—	—
Paul Stone(3)	4,012	*
Kenny Cheung	—	—
Angela I. Brav	—	—
M. David Galainena	—	—
All executive officers and directors as a group (19 persons)(3)	49,032	*

*
Less than 1%.

(1)
Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)
CK Amarillo LP, a Delaware limited partnership (“CK Amarillo”) is the holder of record of the shares. CK Amarillo GP, LLC, a Delaware limited liability company, serves as the General Partner of CK Amarillo, and Certares Opportunities LLC, a Delaware limited liability company, and Knighthead Capital Management, LLC, a Delaware limited liability company, serve as investment managers (“Investment Managers”) of CK Amarillo, pursuant to an Investment Management Agreement effective as of April 15, 2021, by and among each of the forgoing. Investment decisions with respect to the shares held by CK Amarillo are made by an investment committee of the Investment Managers, which committee includes Michael Gregory (Greg) O’Hara, Colin Farmer, Andrew Shannahan and Thomas Wagner, who are members of our board of directors, and Jeff Nedelman and Ara Cohen. The committee is empowered to vote or dispose of the shares on behalf of CK Amarillo. The address of the principal business and principal office of CK Amarillo is c/o Knighthead Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, NY 10017.

(3)
Includes the following Public Warrants: Mr. Intrieri (37,158), Mr. Stone (3,519), and all executive officers and directors (43,004).

SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 28, 2021, as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering for each of the selling stockholders. The number of shares proposed to be sold by the selling stockholders below assumed an offering at the midpoint of the range set forth on the cover of this prospectus. The number of shares proposed to be sold may change for each stockholder based on the actual public offering price and stockholders listed currently as not selling any shares may participate in the offering in such event.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned.
We have based percentage ownership of our common stock before this offering on 473,474,109 shares of common stock outstanding as of October 28, 2021. We have based percentage ownership of our common stock after this offering on 463,129,281 shares of common stock that will be outstanding upon our purchase of shares from the underwriters in this offering having an aggregate value of $300,000,000.
	Shares			%
	Beneficially Owned Before Offering	To be Sold in Offering	Maximum Number to be Sold Upon Exercise of the Underwriters’ Option	Beneficially Owned Before Offering	Beneficially Owned After Offering	Beneficially Owned After Offering Assuming Exercise in Full of the Underwriters’ Option
CK Amarillo LP(1)	196,673,104	15,217,635	6,678,000	41.5%	39.2%	37.7%
Cougar Capital(2)	110,000	63,044	—	*	*	*
Diameter Capital(3)	7,900,000	1,245,125	—	1.7%	1.4%	1.4%
Eaton Vance(4)	3,034,104	441,309	—	*	*	*
Fortress(5)	12,380,406	4,476,146	—	2.6%	1.7%	1.7%
HBK(6)	4,817,000	1,631,587	—	1.0%	*	*
HG Vora(7)	14,000,000	8,826,203	—	3.0%	1.1%	1.1%
King Street(8)	17,238,075	5,623,996	—	3.6%	2.5%	2.5%
Livello Capital(9)	319,481	188,806	—	*	*	*
Oaktree(10)	17,692,340	2,897,402	—	3.7%	3.2%	3.2%
Paloma(11)	1,600,000	756,532	—	*	*	*
Sachem Head(12)	8,210,268	3,152,215	—	1.7%	1.1%	1.1%

*
Less than 1%.

(1)
CK Amarillo LP, a Delaware limited partnership (“CK Amarillo”), is the holder of record of the shares. CK Amarillo GP, LLC, a Delaware limited liability company, serves as the General Partner of CK Amarillo, and Certares Opportunities LLC, a Delaware limited liability company, and Knighthead Capital Management, LLC, a Delaware limited liability company, serve as investment managers (“Investment Managers”) of CK Amarillo, pursuant to an Investment Management Agreement effective as of April 15, 2021, by and among each of the foregoing. Investment decisions with respect to the shares held by CK Amarillo are made by an investment committee of the Investment Managers, which committee includes Michael Gregory (Greg) O’Hara, Colin Farmer, Andrew Shannahan and Thomas Wagner, who are members of our board of directors, and Jeff Nedelman and Ara Cohen. The committee is empowered to vote or dispose of the shares on behalf of CK Amarillo. CK Amarillo is selling 15,217,635 shares, other than any shares sold pursuant to the the underwriters’ option to purchase additional shares. See “Prospectus Summary — Chapter 11 Emergence” and “Certain Relationships and Related Party Transactions” for a description of certain relationships between CK Amarillo and the Company.
(2)
Cougar Capital LLC, a Delaware limited liability company, is the holder of record of the shares. Emanuel E. Geduld is the Chief Executive Officer and Senior Managing Member of Cougar Capital LLC, and holds sole voting and dispositive power over the shares. Cougar Capital LLC is selling 63,044 shares in this offering.

(3)
The shares are held of record by Diameter Master Fund LP (“DMF”) and Diameter Dislocation Master Fund LP (“DDF”). Diameter Capital Partners LP (“Diameter Capital”) is the investment manager of DMF and DDF and therefore has investment and voting power over these shares. Scott Goodwin and Jonathan Lewinsohn, as the sole managing members of the general partner of Diameter Capital, make voting and investment decisions on behalf of Diameter Capital. As a result, Diameter Capital, Mr. Goodwin and Mr. Lewinsohn may be deemed to be beneficial owners of these shares. Notwithstanding the foregoing, each of Mr. Goodwin and Mr. Lewinsohn disclaim any such beneficial ownership. DMF is selling 1,008,709 shares and DDF is selling 236,416 shares in this offering.

(4)
Eaton Vance Management (“EVM”) serves as the investment advisor for NSP - Minnesota Prairie I Retail Qualified Trust, NSP - Minnesota Prairie II Retail Qualified Trust, NSP - Monticello Minnesota Retail Qualified Trust, Eaton Vance Multi-Asset Credit Fund, Eaton Vance Trust Company Multi-Asset Credit Fund II, LLC, Eaton Vance Trust Company Multi-Asset Credit Fund II, a separate trust fund of Eaton Vance Trust Company Collective Investment Trust for Employee Benefit Plans III, Southeastern Pennsylvania Transportation Authority, Eaton Vance Trust Company Common Trust Fund — High Yield Common Trust Fund, Eaton Vance Trust Company Collective Investment Trust for Employee Benefit Plans — High Yield Fund, The Regents of the University of California, Eaton Vance Limited Duration Income Fund, High Income Opportunities Portfolio, and Eaton Vance Income Fund of Boston. Steve Concannon is Vice President and Portfolio Manager of EVM. Consequently, Mr. Concannon and EVM may be deemed to be the beneficial owner of such shares. Consists of (i) 285,403 shares to be sold by Eaton Vance Income Fund of Boston, (ii) 28,341 shares to be sold by Eaton Vance Limited Duration Income Fund, (iii) 658 shares to be sold by EVM, (iv) 7,932 shares to be sold by Eaton Vance Multi-Asset Credit Fund, (v) 1,744 shares to be sold by Eaton Vance Trust Company Multi-Asset Credit Fund II, LLC, (vi) 16,491 shares to be sold by Eaton Vance Trust Company Collective Investment Trust for Employee Benefit Plans — High Yield Fund, (vii) 8,097 shares to be sold by Eaton Vance Trust Company Common Trust Fund — High Yield Common Trust Fund, (viii) 2,979 shares to be sold by Eaton Vance Trust Company Multi-Asset Credit Fund II, a separate trust fund of Eaton Vance Trust Company Collective Investment Trust for Employee Benefit Plans III, (ix) 39,236 shares to be sold by High Income Opportunities Portfolio, (x) 1,465 shares to be sold by NSP ‑Minnesota Prairie I Retail Qualified Trust, (xi) 1,613 shares to be sold by NSP - Minnesota Prairie II Retail Qualified Trust, (xii) 2,502 shares to be sold by NSP - Monticello Minnesota Retail Qualified Trust, (xiii) 2,173 shares to be sold by Southeastern Pennsylvania Transportation Authority and (xiv) 42,675 shares to be sold by The Regents of the University of California.

(5)
FIG LLC is the investment advisor and manager of the investment funds described herein. Fortress Capital Formation LLC is an affiliate of both FIG LLC and the investment funds described herein. Consists of (i) 45,952 shares to be sold by FCO MA Centre Street II Exp (ER) LP, (ii) 29,541 shares to be sold by FCO MA Centre Street II EXP (P) LP, (iii) 45,952 shares to be sold by FCO MA Centre Street II EXP (TR) LP, (iv) 262,584 shares to be sold by FCO MA V UB Securities LLC, (v) 3,711,370 shares to be sold by FCOF V Expansion UB Investments LP, (vi) 253,831 shares to be sold by Fortress Credit Opportunities Fund V Expansion MA-C L.P., (vii) 63,458 shares to be sold by Fortress Credit Opportunities Fund V Expansion MA-CRPTF LP and (viii) 63,458 shares to be sold by Sup FCO MA III UB Securities LLC. Constantine M. Dakolias, Joshua Pack and Andrew McKnight are Managing Partners, and Peter L. Briger is the CIO, and all four individuals share the power to vote or dispose of shares. Consequently, Messrs. Briger, Dakolias, McKnight and Pack may be deemed to be the beneficial owners of such shares.

(6)
HBK Investments L.P., a Delaware limited partnership, has shared voting and dispositive power over the shares pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Master Fund L.P. HBK Investments L.P. has delegated discretion to vote and dispose of the shares to HBK Services LLC. The following individuals may be deemed to have control over HBK Investments L.P. and HBK Services LLC: Jamiel A. Akhtar, David C. Haley, Jon L. Mosle III and Matthew F. Luth. Each of HBK Services LLC and the individuals listed above disclaim beneficial ownership of any of the securities reported. HBK Master Fund L.P. is selling 1,631,587 shares in this offering.
(7)
HG Vora Capital Management, LLC (“HG Vora”) serves as the investment adviser for HG Vora Special Opportunities Master Fund, Ltd. (“HG Vora Master”). Parag Vora is the Manager of HG Vora. HG Vora Special Opportunities Fund, Ltd. (“HG Vora Special”) and HG Vora Special Opportunities Fund, LP (“HG Vora Special LP”) own more than 25% of the equity interests of HG Vora Master. Consequently, Mr. Vora, HG Vora Special, HG Voral Special LP and HG Vora may be deemed to be the beneficial owner of such shares. HG Vora Master is selling 8,826,203 shares in this offering.

(8)
Zinnia Perch, L.L.C (“Zinnia Perch”) is the holder of record of 11,199,384 shares. King Street Capital, L.P. (“King Street Capital”), King Street Capital Master Fund, Ltd. (“King Street CMF.”) and King Street Global Drawdown Fund, L.P. (“King Street Global”) own more than 25% of the equity interests of Zinnia Perch. Consequently, King Street Capital, King Street CMF, and King Street Global may be deemed to be the beneficial owners of such shares. In the aggregate, King Street Capital, King Street CMF, and King Street Global own, directly or indirectly, 17,238,075 shares of common stock. Zinnia Perch is selling 5,623,996 shares in this offering.

(9)
Livello Capital Management LP (“LCM”) serves as the investment advisor for Livello Capital Special Opportunities Master Fund LP. (“LCSO”). Philip Giordano is the Managing Partner and Joseph Salegna is the Chief Financial Officer of LCM. Consequently, LCM, and Messrs. Giordano and Salegna may be deemed to be the beneficial owners of such shares. LCSO is selling 188,806 shares in this offering.

(10)
Each of Oaktree Phoenix Investment Fund, L.P., Oaktree Value Equity Holdings, L.P., Oaktree Value Opportunities Fund Holdings, L.P., Oaktree Opportunities Fund XI Holdings (Delaware), L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. is a holding company for certain investments funds managed by Oaktree Capital Management L.P., a subsidiary of Oaktree Capital Group, LLC. Oaktree Capital Group, LLC is governed and controlled by its eleven-member board of directors. Oaktree Phoenix Investment Fund, L.P. is selling 27,126 shares. Oaktree Value Equity Holdings, L.P. is selling 1,173,013 shares. Oaktree Value Opportunities Fund Holdings, L.P. is selling 271,261 shares. Oaktree Opportunities Fund XI Holdings (Delaware), L.P. is selling 1,211,627 shares and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. is selling 214,375 shares.

(11)
Paloma Partners Management Company (“Paloma”) serves as the investment adviser for Sunrise Partners Limited Partnership (“Sunrise”). S. Donald Sussman, Thomas Einhorn, and Joshua Hertz shares voting power over Sunrise. Consequently, each of Messrs. Sussman, Einhorn and Hertz and Paloma may be deemed to be the beneficial owner of such shares. Sunrise is selling 756,532 shares in this offering.

(12)
Sachem Head Capital Management LP (“Sachem”) serves as the investment advisor for Sachem Head LP (“Sachem Head”) and Sachem Head Master LP (“Sachem Head Master”). Scott D. Ferguson is the Managing Partner at Sachem. Consequently, Sachem and Mr. Ferguson may be deemed to be the beneficial owners of such shares. Sachem Head is selling 1,850,721 shares and Sachem Head Master is selling 1,301,494 shares in this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Registration Rights Agreement
Pursuant to a Registration Rights Agreement, dated as of June 30, 2021, and amended as of October 26, 2021, among Hertz and the holders party thereto, upon a request of any Demand Holder (as defined in the Registration Rights Agreement), the Company is required to file a long-form registration statement on Form S-1 or, if available, a short-form registration statement on Form S-3, with respect to the Registrable Securities (as defined in the Registration Rights Agreement) owned by such Demand Holder. The Company is required to make such filing within 60 days in the case of a Form S-1 or 30 days in the case of a Form S-3, in each case after receiving a demand notice from such Demand Holder. This offering is being conducted pursuant to a request by a Demand Holder under the Registration Rights Agreement.
The Company is required to maintain the effectiveness of any such registration statement until the Registrable Securities covered by the registration statement are no longer Registrable Securities. Additionally, the Holders (as defined in the Registration Rights Agreement) have customary underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.
The foregoing registration rights are subject to certain conditions and limitations, including customary blackout periods, the Company’s right to delay or withdraw a registration statement under certain circumstances and, if an underwritten offering is contemplated, the number of such underwritten offerings to be initiated during a year and the right of underwriters to limit the number of shares to be included in a registration statement.
The Company will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions. The Registration Rights Agreement will terminate, with respect to each Holder, at such time as such Holder no longer owns any Registrable Securities, and in full and be of no further effect, at such time as there are no Registrable Securities held by any Holders.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 7, 2021, and Amendment No. 1 thereto, which is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 27, 2021.
Equity Purchase and Commitment Agreement
The Debtors entered into the EPCA with the Plan Sponsors on May 14, 2021, which provided for the purchase or otherwise syndication of $1.5 billion in Preferred Stock by Apollo and certain syndicated investors and $2.781 billion in common stock by the Plan Sponsors. In addition, the Plan Sponsors and certain other parties (collectively, the “Backstop Parties”) agreed to backstop the rights offering contemplated by the Proposed Plan (the “Rights Offering”) totaling $1.635 billion of common stock which was offered first to eligible holders of the Company’s common stock, par value $0.01 per share (“Old Common Stock”), existing prior to the Reorganization Effective Date (as defined below) and then, if not fully subscribed, to eligible holders of claims with respect to (i) the letter of credit facility provided pursuant to that certain Credit Agreement, dated as of December 13, 2019, by and among The Hertz Corporation (“THC”), the lenders party thereto, and Goldman Sachs Mortgage Company, as administrative agent and issuing lender, as amended, supplemented, or otherwise modified from time to time and (ii) (a) the 6.25% Senior Notes due 2022 issued pursuant to that certain indenture (as the same may have been amended, modified, or supplemented from time to time), dated as of October 16, 2012, by and among THC, as the issuer, the subsidiary guarantors party thereto, and Wells Fargo Bank, N.A., in its capacity as trustee; (b) the 5.50% Senior Notes due 2024 issued pursuant to that certain indenture (as the same may have been amended, modified, or supplemented from time to time), dated as of September 22, 2016, by and among THC, as the issuer, the subsidiary guarantors party thereto, and Wells Fargo Bank, N.A., in its capacity as trustee; (c) the 7.125% Senior Notes due 2026 issued pursuant to that certain indenture (as the same may have been amended, modified, or supplemented from time to time), dated as of August 1, 2019, by and among THC, as the issuer, the subsidiary guarantors party thereto, and Wells Fargo Bank, N.A., in its capacity as trustee; and (d) the 6.00% Senior Notes due 2028 issued pursuant to that certain indenture (as the same may have been amended, modified, or supplemented from time to time), dated as of November 25, 2019, by and among THC, as the issuer, the subsidiary guarantors party thereto, and Wells Fargo Bank, N.A., in its capacity as trustee.
The foregoing description of the EPCA does not purport to be complete and is qualified in its entirety by reference to the EPCA, which is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 19, 2021.
Series A Preferred Stock
On the Reorganization Effective Date, in accordance with the Plan, we issued 1,500,000 shares of Preferred Stock to Apollo and certain syndicated investors pursuant to the EPCA. For a description of the Preferred Stock, see the sections titled “Prospectus Summary — Chapter 11 Emergence”, “Prospectus Summary — Recent Developments — Amendment to Terms of Series A Preferred Stock” and “Description of Capital Stock — Preferred Stock.”

DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is not meant to be complete and is qualified in its entirety by reference to our second amended and restated certificate of incorporation (the “Certificate of Incorporation”), our second amended and restated bylaws (the “Bylaws”) and the provisions of applicable law.
Authorized Capital Stock
Hertz has the authority to issue a total of 1,100,000,000 shares of capital stock, consisting of:
•
1,000,000,000 shares of common stock, par value $0.01 per share; and

•
100,000,000 shares of preferred stock, par value $0.01 per share.

As of October 28, 2021, we had outstanding 473,474,109 shares of common stock and 1,500,000 shares of Preferred Stock.
Common Stock
The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future.
Dividend Rights.   Subject to limitations under Delaware law, preferences that may apply to any outstanding shares of preferred stock, and contractual restrictions, holders of our common stock are entitled to receive ratably dividends or other distributions when and if declared by the board of directors. In addition to such restrictions, whether any future dividends are paid will depend on decisions that will be made by the board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects. The ability of the board of directors to declare dividends also will be subject to the rights of any holders of outstanding shares of our preferred stock and the availability of sufficient funds under the General Corporation Law of the State of Delaware (“DGCL”) to pay dividends.
Liquidation Rights.   In the event of any liquidation, dissolution or winding up of Hertz, the holders of our common stock will be entitled to share in the net assets of Hertz available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding class of our preferred stock.
Preemptive Rights.   Pursuant to our Certificate of Incorporation, the holders of our common stock have no preemptive rights.
Voting Rights.   Subject to the rights of the holders of any series of our preferred stock, each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. The holders of our common stock will not have cumulative voting rights.
Public Warrants to Purchase Common Stock
On the Reorganization Effective Date pursuant to the Plan, the Company entered into a Warrant Agreement (the “Warrant Agreement”) with Computershare Inc. and Computershare Trust Company, N.A., collectively as warrant agent, pursuant to which the Company issued 89,049,029 warrants (the “Public Warrants”) to purchase common stock to the holders of Old Common Stock.
The Public Warrants are exercisable from the date of issuance until June 30, 2051, at which time all unexercised Public Warrants will expire and the rights of the holders of such expired Public Warrants to purchase common stock will terminate. Each Public Warrant is initially exercisable for one share of common stock per Public Warrant at an initial exercise price of $13.80 per Public Warrant (the “Exercise Price”), subject to the cashless exercise provisions contained in the Warrant Agreement. Any payment of dividends in cash will adjust the Exercise Price pursuant to the terms of the Warrant Agreement.
The Exercise Price is subject to adjustment from time to time upon the occurrence of certain dilutive events, including stock splits, reverse stock splits, recapitalizations, reclassifications of the common stock, consolidations, mergers or combinations involving the Company, sales of all or substantially all of or substantially all of the assets of the Company, stock dividends to holders of common stock, the issuance of rights or warrants to holders of common stock, dividends or distributions to holders of common stock of shares of the Company’s capital stock, rights or warrants to purchase the Company’s securities or indebtedness, assets or property, or certain reclassification or reorganization events in respect of the common stock.
In the event of a Change of Control Event (as defined in the Warrant Agreement) where stock registered under Section 12 of the Exchange Act that is listed for trading on any national securities exchange (or will be within 30 days following the consummation of such Change of Control Event) (“Registered and Listed Shares”) issued as consideration represents less than 90% of the Market Price (as defined in the Warrant Agreement) of all cash, stock, securities or other assets or property to be received by holders of common stock in respect of or in exchange for common stock, then holders of Public Warrants will receive an amount of cash as calculated in accordance with the Black-Scholes option pricing model in respect of the portion of consideration that is not Registered and Listed Shares. In connection with any consolidation, merger, sale, lease or other transfer of the Company, the successor to the Company will be required to assume all of the Company’s obligations under the Warrant Agreement and the Public Warrants.
Pursuant to the Warrant Agreement, no holder of a Public Warrant, by virtue of holding or having a beneficial interest in the Public Warrant, will have the right to vote, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of the Company’s directors or any other matter, or exercise any rights whatsoever as a stockholder of the Company unless, until and only to the extent such holders become holders of record of shares of common stock issued upon settlement of Public Warrants. Under the Warrant Agreement, the Company and its subsidiaries are not permitted to enter into or amend or modify any transaction with its affiliates (other than subsidiaries of the Company) unless such transaction (i) is on terms no less favorable to the Company or its applicable subsidiaries than terms that would be obtained by the Company or such subsidiary from a disinterested third party on an arm’s length basis, or (ii) has been approved by a majority of the Disinterested Directors (as defined in the Warrant Agreement), subject to certain permitted exceptions set forth in the Warrant Agreement.
The foregoing description of the Warrant Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Warrant Agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed on July 7, 2021 and incorporated by reference herein.
Our warrants are currently traded on the OTC Bulletin Board, under the trading symbol “HTZZW.” We have been approved to list our warrants on the Nasdaq Global Select Market under the symbol “HTZWW.”
Preferred Stock
In accordance with the Plan and the Certificate of Incorporation, as of the Reorganization Effective Date, the Company designated 1,500,000 shares of the preferred stock, $0.01 par value per share, of the Company, as “Series A Preferred Stock” (the “Preferred Stock”), by filing a certificate of designation (the “Preferred Stock Designation”) with the Secretary of State of the State of Delaware. Pursuant to the EPCA, the Company issued all 1,500,000 shares of the Preferred Stock to Apollo and certain syndicated investors at the Reorganization Effective Date.
Pursuant to the Preferred Stock Designation, shares of Preferred Stock will accrue a dividend, payable semi-annually in arrears (with the first dividend paid on the six month anniversary of the Reorganization Effective Date), in an amount equal to the applicable dividend rate multiplied by the then-current stated value (which was initially set at $1,000 per share). Subject to the remedies of holders following the occurrence of “Non-Compliance Events” (as defined below), the applicable dividend rate is:
•
with respect to a dividend accrued prior to the second anniversary of the Reorganization Effective Date, 9.00% per annum;

•
with respect to a dividend accrued from and after the second anniversary of the Reorganization Effective Date and prior to the third anniversary of the Reorganization Effective Date, 7.00% per annum for any portion paid in cash and 9.00% per annum for any portion paid as a compounded dividend;

•
with respect to a dividend accrued from and after the third anniversary of the Reorganization Effective Date and prior to the 42-month anniversary of the Reorganization Effective Date, 8.00% per annum for any portion paid in cash and 10.00% per annum for any portion paid as a compounded dividend;

•
with respect to a dividend accrued from and after the 42-month anniversary of the Reorganization Effective Date and prior to the fourth anniversary of the Reorganization Effective Date, 9.00% per annum;

•
with respect to a dividend accrued from and after the fourth anniversary of the Reorganization Effective Date and prior to the 54-month anniversary of the Reorganization Effective Date, 10.00% per annum;

•
with respect to a dividend accrued from and after the 54-month anniversary of the Reorganization Effective Date and prior to the fifth anniversary of the Reorganization Effective Date, 11.00% per annum; and

•
with respect to a dividend accrued from and after the fifth anniversary of the Reorganization Effective Date, an amount equal to the sum of 13.00% per annum and the product of 2.00% per annum multiplied by the number of whole years elapsed since the fifth anniversary of the Reorganization Effective Date through and including such dividend payment date;

provided that each of the foregoing rates will be increased by 6.00% per annum at any time that the funded corporate indebtedness (including certain preferred stock and undrawn letters of credit) of the Company, The Hertz Corporation and its restricted subsidiaries exceeds $3,300,000,000.
Pursuant to the Preferred Stock Designation, holders of the Preferred Stock will have no voting rights, except as required by law or as described below following the occurrence of Non-Compliance Events (as defined in the Preferred Stock Designation).
The Preferred Stock Designation contains provisions (the “Protective Provisions”) restricting, among other things, the amendment of the Certificate of Incorporation or Bylaws in a manner that adversely affects the rights, preferences and privileges of the Preferred Stock; liquidation, dissolution or winding up of the Company or its business and affairs; the creation, authorization or issuance of any class or series of capital stock other than the common stock; issuance of additional shares of Preferred Stock; affiliate transactions, restricted payments; mergers or other business combinations; asset sales, indebtedness and investments, in each case, subject to the exceptions set forth in the Preferred Stock Designation. Holders of the Preferred Stock (including Apollo) are also entitled to certain information and inspection rights, in each case as set forth more specifically in the Preferred Stock Designation.
Non-compliance events (the “Non-Compliance Events”), including, among other things, the failure to pay a preferred dividend when due (including failure to pay dividends on the Preferred Stock in cash following the 42-month anniversary of the Reorganization Effective Date), breaches of the Protective Provisions, changes of control, insolvency events and other customary defaults, may, depending on the length of time for which such Non-Compliance Event is continuing, result in an increased accretion of stated value of the Preferred Stock, board reconstitution, a forced exit transaction to redeem the Preferred Stock, and/or a majority voting right being granted to holders of a majority of the outstanding Preferred Stock. These remedies are also available to holders of a majority of the outstanding Preferred Stock to the extent any shares of Preferred Stock remain outstanding on the 87-month anniversary of the Reorganization Effective Date.
Pursuant to the Preferred Stock Designation, the Company may redeem the Preferred Stock in whole or in part at any time and from time to time, in cash, at a redemption price (the “Redemption Price”) equal to the then current accrued stated value of the Preferred Stock being redeemed, subject to a multiple of invested capital floor price equal to 1.30 times the $1,000 per share liquidation preference. Any partial redemption of the Preferred Stock will be in amounts of shares with no less than $250,000,000 aggregate accrued stated value as of the time of such redemption (unless the then current aggregate accrued stated value of the Preferred Stock is equal to or less than $250,000,000, in which case any such redemption will redeem all of the then outstanding Preferred Stock). Holders of the Preferred Stock will not have the right to require the Company to offer to redeem all or a portion of the Preferred Stock.

The Preferred Stock will have a payment priority, including with respect to dividend rights, liquidation preference and ranking senior to any other class or series of equity securities of the Company currently issued or outstanding. In the event of any liquidation, dissolution or winding up of the Company, the Company will be required to offer to redeem all of the outstanding Preferred Stock in cash at the then-applicable Redemption Price, subject to the sufficiency of the Company’s assets. Further, unless dividends have been declared and paid, or set aside for payment, on all outstanding shares of Preferred Stock, no dividends may be declared or paid on the common stock.
For so long as Apollo and its affiliates collectively hold more than a majority of the outstanding shares of Preferred Stock, Apollo will have the right to designate one individual to serve on the Company’s board of directors (and any committee thereof to which the board of directors has delegated substantially all of its authority) and one observer to the board (but not to any committee).
On November 3, 2021 (the “Effective Date”), with the consent of the holders of a majority of the outstanding Preferred Stock, we entered into an amendment to the Preferred Stock Designation (the “Preferred Amendment”). Pursuant to the Preferred Amendment, the Preferred Stock Designation was amended to permit us at the time of the listing of our common stock on a national securities exchange and until November 3, 2022 to repurchase for cash shares of common stock for aggregate consideration not to exceed $500 million. In connection with the amendment, we agreed to pay each consenting holder of Preferred Stock and any holder of Preferred Stock that delivers a consent on or prior to November 12, 2021 a non-refundable consent fee equal to 0.50% of the aggregate liquidation preference of the Preferred Stock held by such holder.
Under the Preferred Amendment, on the date that is 50 days following the Effective Date we must pay each holder of the Preferred Stock a cash fee equal to 2.00% of the liquidation preference of the Preferred Stock held by such holder as of the payment date (the “50-Day Fee”), unless on or prior to such date we have commenced a Qualifying Offer to Purchase (as defined below). On the date that is 90 days following the Effective Date, we must pay each holder of the Preferred Stock a fee in cash in an additional amount equal to 5.00% of the liquidation preference of the Preferred Stock held by such holder as of the payment date (the “90-Day Fee” and, together with the 50-Day Fee, the “Amendment Fee”), unless on or prior to such date we have consummated a Qualifying Offer to Purchase (including the payment of all required amounts in connection therewith).
“Qualifying Offer to Purchase” means an unconditional offer to purchase, for cash, all outstanding shares of Preferred Stock in accordance with the requirements of the Preferred Stock Designation, and the following additional requirements: (a) a Qualifying Offer to Purchase shall be open to holders of Preferred Stock for at least 20 business days and no more than 30 business days, and following the expiration thereof, we must promptly (and, in any event, within two business days) consummate the Qualifying Offer to Purchase (including the payment of all required amounts in connection therewith) in accordance with applicable securities laws and regulations; (b) the purchase price per share of Preferred Stock in a Qualifying Offer to Purchase must be an mount in cash equal to 125.0% of the liquidation preference of such share (the “Qualifying Offer Purchase Price”); (c) we must not condition participation by any holder of Preferred Stock in a Qualifying Offer to Purchase on any action other than the tender by such holder of its shares of Preferred Stock (other than the consent by any tendering holder to delete Section 8(b)(viii) of the Preferred Stock Designation, which provides for limitations on certain restricted payments or payments in respect of junior stock, including our common stock), and we must not condition a Qualifying Offer to Purchase on the participation of a minimum number of shares of Preferred Stock; and (d) following the consummation of a Qualifying Offer to Purchase, all shares of Preferred Stock purchased in accordance therewith shall return to the status of and constitute authorized but unissued shares of preferred stock, without classification as to series until such shares are once more classified as a particular series by the Board pursuant to the provisions of the Preferred Stock Designation.
The foregoing description of the Preferred Amendment is qualified in its entirety by the text of the Preferred Amendment, which is filed as an exhibit to the registration statement on Form S-1 of which this prospectus is a part and incorporated herein by reference.
Certain Anti-Takeover Effects of our Certificate of Incorporation, our Bylaws and Delaware Law
Delaware Business Combinations Statute.   We have elected not to be governed by Section 203 of the DGCL regulating corporate takeovers that, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with an “interested stockholder” (as defined below) for a period of three years following the time that such stockholder became an interested stockholder. Section 203 of the DGCL defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
Board of Directors.   Our Certificate of Incorporation and our Bylaws provide that the number of directors will be fixed by the board of directors from time to time. The initial Board following consummation of the Plan may be up to 11 directors. Currently, the Board consists of nine members. Our board of directors is classified into three classes of directors and, as a result, in most circumstances, a person can gain control of our board by successfully engaging in a proxy contest at two or more annual meetings. Under our Bylaws, at all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast will be sufficient to elect a director. Under our Certificate of Incorporation and our Bylaws, a vote of a majority of all then outstanding capital stock entitled to vote at an election of directors is required to remove a director but only for cause, and the Board may fill the resulting vacancy, except that whenever the holders of one or more series of the Preferred Stock have the right, voting separately by class or series, to nominate or elect one or more directors, the removal of such directors will be governed by the terms of such series of the Preferred Stock as set forth in our Certificate of Incorporation. Vacancies resulting from newly created directorships by reason of an increase in the size of the board of directors or from death, resignation, retirement, disqualification, removal or other cause will be filled by a majority vote of the board of directors, even if less than quorum, or by a sole remaining director (and not stockholders). These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.
Advance Notice Procedures.   Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at a meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our Bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.
Action by Written Consent; Special Meetings of Stockholders.   Our Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our Certificate of Incorporation and our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called at any time only by or at the direction of our board of directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Company would have if there were no vacancies; or by one or more stockholders holding not less than 25% of the voting power of all shares of the Company entitled to vote (except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of our board of directors for that purpose, must be called by 50% or more of the voting power of all shares of the Company entitled to vote), who shall demand such special meeting by written notice given to our Board of directors specifying the purpose or purposes of such meeting.

Authorized but Unissued Shares.   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to the rules and regulations of any applicable stock exchange or similar rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.
Limitations on Directors’ Liability.   Our Certificate of Incorporation contains a provision eliminating the personal liability of our directors to Hertz or any of its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by applicable law.
Indemnification of Officers and Directors.   Our Certificate of Incorporation and our Bylaws contain provisions generally providing for indemnification and prepayment of expenses to our directors and officers to the fullest extent permitted by applicable law.
Business Opportunities.   In recognition that our investors and their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries may serve as our directors and/or officers and that our investors may engage in similar activities or lines of business that we do, our Certificate of Incorporation provides for the allocation of certain business opportunities between us and our investors. Specifically, none of our investors or any officer, director, agent, stockholder, member, partner or affiliate of an investor has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any investor acquires knowledge of a potential transaction or matter which may be a business opportunity for itself and us, we will not have any expectancy in such business opportunity, and the investor will not have any duty to communicate or offer such business opportunity to us and may pursue or acquire such business opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of us who is also an officer, director, agent, stockholder, member, partner or affiliate of any investor acquires knowledge of a potential transaction or matter which may be a business opportunity for us and an investor, we will not have any expectancy in such business opportunity unless such business opportunity is expressly offered to such person solely in his or her capacity as a director or officer of us.
No such person shall be liable to Hertz or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to Hertz or its subsidiaries.
These provisions of our Certificate of Incorporation are permitted by Section 122 of the DGCL, and, accordingly, we and all of our stockholders will be subject to them.
Transactions with Interested Directors or Officers.   The DGCL provides that a contract or transaction in which one or more of our directors or officers has a financial interest will not be void or voidable solely because a director or officer is interested, or solely because the director or officer is present at or participates in the meeting which authorizes the contract or transaction, or solely because such person’s votes are counted for such purpose if:
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the material facts as to such person’s or persons’ relations or interest as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, even though the number of disinterested directors may be less than a quorum; or

•
the material facts as to such person’s or person’s relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

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the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.

Exclusive Forum.   Our Certificate of Incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware (together with the Court of Chancery, the “Delaware Courts” and, individually, a “Delaware Court”)) will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws, (d) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery, or (e) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (e) above, any claim (i) as to which such Delaware Court determines that there is an indispensable party not subject to the jurisdiction of such Delaware Court (and the indispensable party does not consent to the personal jurisdiction of such Delaware Court within ten days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Courts, or (iii) for which the Delaware Courts do not have subject matter jurisdiction.
Our Certificate of Incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our Certificate of Incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Transfer Agent and Registrar
Computershare Inc. is the transfer agent and registrar for our common stock, Public Warrants and Preferred Stock.
Listing of Our Common Stock
We have been approved to list our common stock on the Nasdaq Global Select Market under the symbol “HTZ.”

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.
Sale of Restricted Shares
As of October 28, 2021, we had 473,474,109 shares of common stock outstanding, 457,304,657 shares of which constitute “restricted securities” as defined by Rule 144 under the Securities Act (“Rule 144”) and, as a result, cannot be sold or transferred except in a transaction registered under the Securities Act or pursuant to an exemption from such registration requirements. All shares of our common stock sold pursuant to this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by one of our “affiliates,” as that term is defined in Rule 144. Unless otherwise registered under the Securities Act, sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.
Common Stock and Warrants Issued in Reliance on Section 1145 of the Bankruptcy Code
We relied on section 1145(a)(1) and (2) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act the offer and sale of a portion of our common stock, as well as the Public Warrants, upon our emergence from Chapter 11. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under the Plan from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. Section 1145(a)(2) of the Bankruptcy Code exempts the offer of securities through and the sale of any securities upon the exercise of any warrant, option, right to subscribe or conversion privilege issued under 1145(a)(1) of the Bankruptcy Code, such as the shares of our common stock issuable upon exercise of the Public Warrants, from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. Accordingly, the 14,133,024 shares of our common stock issued to existing stockholders of the Company pursuant to the Plan, the Public Warrants and the 89,049,029 shares of our common stock issuable upon exercise of such Public Warrants may be resold without registration unless the seller is an “underwriter” with respect to those securities.
Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:
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purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received or to be received in exchange for such a claim or interest;

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offers to sell securities offered under the plan for the holders of those securities;

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offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the Plan, the completion of the plan, or with the offer or sale of securities under the plan; or

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is an issuer, as used in section 2(a)(11) of the Securities Act, with respect to such securities.

To the extent a person is deemed to be an “underwriter,” resales by such person would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Those persons would, however, be permitted to sell our common stock or other securities without registration if they are able to comply with the provisions of Rule 144, as described further below.
Common Stock Issued Under the Plan Pursuant to Section 4(a)(2) of the Exchange Act
Pursuant to the Plan, on the Reorganization Effective Date, the Company issued 456,969,438 shares of common stock as follows:
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277,119,438 shares of common stock were issued to the Plan Sponsors pursuant to the EPCA;

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127,362,114 shares of common stock were issued to eligible participants in the Rights Offering; and

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52,487,886 shares of common stock were issued to the Backstop Parties in the Rights Offering pursuant to the EPCA.

The offer and sale of such shares of common stock was exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 4(a)(2) thereof, and such shares of common stock are deemed “restricted securities” within the meaning of Rule 144 and may not be sold unless registered under the Securities Act or in compliance with an applicable exemption therefrom.
Rule 144
The shares described above under “Common Stock Issued Under the Plan Pursuant to Section 4(a)(2) of the Exchange Act” constitute “restricted securities” under Rule 144. Commencing December 30, 2021, assuming we remain current in our reporting obligations under the Exchange Act, and commencing on June 30, 2022, if we do not, such shares of common stock may also be sold under Rule 144 of the Securities Act, subject in the case of holders that are affiliates to restrictions on volume and manner of sale. As of October 28, 2021, 196,673,104 shares of common stock constituting “restricted securities” were held by affiliates and an additional 49,032 were “control securities”, and in each case will be subject to such restrictions on volume and manner of sale following the expiration of the applicable restricted period.
Lock-Up Restrictions
Our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters through the date that is 90 days after the date of this prospectus (or, in the case of CK Amarillo LP, 180 days after the date of this prospectus). See the section titled “Underwriting” for additional information regarding our lock-up agreement with the underwriters.
Stock Options and Other Stock Awards
The Plan contemplates the adoption of a new management incentive plan under which shares of our common stock, or options or other awards to purchase shares of common stock, can be issued to our directors, management and other employees. As of the date of this prospectus, the management incentive plan has not been established.

UNDERWRITING
The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares
Goldman Sachs & Co. LLC	10,313,846
J.P. Morgan Securities LLC	10,313,845
Morgan Stanley & Co. LLC	10,313,845
Barclays Capital Inc.	6,677,933
Deutsche Bank Securities Inc.	4,006,760
Guggenheim Securities, LLC	1,335,587
BTIG, LLC	445,196
AmeriVet Securities, Inc.	370,996
Loop Capital Markets LLC	370,996
Tigress Financial Partners LLC	370,996
Total	44,520,000
The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Subject to the completion of this offering, we intend to purchase from the underwriters 10,344,828 shares of our common stock that are subject to this offering having an aggregate value of $300,000,000.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.783 per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to 6,678,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
We have directed the underwriters to allocate up to 60,000 shares in aggregate to certain investors.
We have agreed to pay certain expenses in connection with this offering, excluding any underwriting discounts and commissions, which will be paid by the selling stockholders. The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $1.305 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$1.305	$1.305
Total	$58,098,600	$66,813,390
We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.8 million. We have agreed to reimburse the underwriters for certain of their expenses in connection with this offering in an amount up to $60,000.
A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have been approved to list our common stock on the Nasdaq Global Select Market under the symbol “HTZ.”
Lock-Up Agreements
We, our executive officers, directors and the selling stockholders, prior to this offering have agreed with the underwriters, subject to certain exceptions, including, but not limited to, those set forth below, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 90 days (or, in the case of CK Amarillo LP, 180 days) after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC.
The lock-up restrictions described in the immediately preceding paragraph do not apply, with respect to us, to, among other exceptions:
•
the share repurchase;

•
the grant or issuance of stock options or restricted stock in the ordinary course of business under our Incentive Plan;

•
no earlier than the date that is 50 days following the closing date of this offering, the filing of registration statements on Form S-1 or S-3 with respect to the registration of securities to be resold by stockholders of the Company as required pursuant to the Registration Rights Agreement; and

•
issuances in connection with certain acquisitions, joint ventures and strategic relationships in the aggregate not to exceed 10% of our common stock outstanding following this offering.

In addition, the lock-up restrictions described in the second preceding paragraph above do not apply, with respect to our executive officers, directors and the selling stockholders, to, among other exceptions:
•
certain transfers as gifts or charitable contributions, or by will or testamentary document;

•
transfers pursuant to this offering;

•
transfers in connection with a sale of shares acquired in open market transactions after the date of this prospectus;

•
transfers to us in connection with the “net” or “cashless” exercise of options, warrants or other rights to purchase shares, including to satisfy tax withholding obligations; and

•
transfers pursuant to Rule 10b5-1 plans established prior to the execution of the applicable lock-up agreement.

Stabilization and Short Positions
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
Determination of Offering Price
Prior to this offering, there has been no public market for our common stock prior to this offering, although our common shares have been quoted on the OTC Bulletin Board since July 1, 2021 under the trading symbol “HTZZ.” The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our present operations;

•
our historical results of operations;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters, the selling stockholders and us.

We, the selling stockholders and the representatives of the underwriters considered these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares of our common stock will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, affiliates of certain of the underwriters act as agents and lenders under our Term Loans and Revolving Loan Facility and/or as agents, note purchasers or in other roles under our vehicle financing facilities.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Certain funds managed by, and investment vehicles affiliated with, Goldman Sachs & Co. LLC, an underwriter in this offering, purchased 10,000,000 shares of our common stock and 100,000 shares of our Preferred Stock on the Reorganization Effective Date, and beneficially owned such shares as of the date of this prospectus.
Morgan Stanley & Co. LLC, an underwriter in this offering, received 2,490,170 shares of our common stock issued in the Rights Offering on the Reorganization Effective Date. Certain funds managed by, and investment vehicles affiliated with, Eaton Vance, an affiliate of Morgan Stanley & Co. LLC, received 3,034,104 shares of our common stock on the Reorganization Effective Date and beneficially owned such shares as of the date of this prospectus.
Barclays Bank PLC, an affiliate of Barclays Capital, Inc., an underwriter in this offering, received 3,427,550 shares of our common stock issued in the Rights Offering on the Reorganization Effective Date.
In addition, an employee of Guggenheim Securities, LLC, an underwriter in this offering, acquired 589 shares of Common Stock. Because these shares were acquired within 180 days before the filing of the registration statement of which this prospectus is a part, the difference between the public offering price in this offering and the price at which the shares were acquired is deemed underwriting compensation by FINRA.

Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), per Relevant Member State, subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
An offer to the public of any shares of common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares of common stock may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of shares of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriter and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In the United Kingdom, this prospectus and any other material in relation to the shares of common stock are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons.” In the United Kingdom, the shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents. The shares are not being offered to the public in the United Kingdom.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

(d)
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(e)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(f)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares of common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the securities is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Switzerland
The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•
U.S. expatriates and former citizens or long-term residents of the United States;

•
persons subject to the alternative minimum tax;

•
persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies, and other financial institutions;

•
brokers, dealers or traders in securities;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•
tax-exempt organizations or governmental organizations;

•
persons deemed to sell our common stock under the constructive sale provisions of the Code;

•
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
persons that actually or constructively own more than 5% (by value) of our common stock; and

•
tax-exempt retirement plans.

If an entity or arrangement taxed as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Distributions
If we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a Non-U.S. Holder’s tax basis in its common stock will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty. A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis as if the Non-U.S. Holder were a U.S. resident. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a United States real property interest (“USRPI”) by reason of our status (at any time during the shorter of the five-year period preceding the date of disposition or the Non-U.S. Holder’s holding period) as a United States real property holding corporation (“USRPHC”), within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”), for U.S. federal income tax purposes. Generally, a domestic corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in its trade or business.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis as if the Non-U.S. Holder were a U.S. resident. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may be offset by U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States).
With respect to the third bullet point above, we have not determined whether we are a USRPHC. While it is unlikely that we are currently a USRPHC, no assurance can be given that we are not one or will not become one in the future. If we are or become a USRPHC, so long as our common stock is “regularly traded on an established securities market,” a Non-U.S. Holder will be subject to U.S. federal net income tax on gain from a disposition of our common stock only if the Non-U.S. Holder actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the Non-U.S. Holder’s holding period) more than 5% (by value) of our common stock. If our common stock constitutes a USRPI by reason of our status as a USRPHC and our common stock is not “regularly traded on an established securities market,”  a buyer of a Non-U.S. Holder’s common stock might be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon the disposition.
Non-U.S. Holders should also consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Information returns will be filed with the IRS in connection with payments of dividends. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid additional information reporting and backup withholding requirements with respect to payments of dividends and the proceeds of a sale or other disposition of our common stock. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under Treasury Regulations to be issued, to payments of U.S.-source dividends and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our common stock.

LEGAL MATTERS
The validity of the common stock being offered by this prospectus will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The consolidated financial statements of Hertz Global Holdings, Inc. incorporated by reference and appearing in Hertz Global Holdings, Inc.’s Annual Report (Form 10-K and Form 8-K filed on October 15, 2021) for the year ended December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), included and incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Hertz Global Holdings, Inc. for the year ended December 31, 2018 incorporated in this prospectus by reference to Hertz Global Holdings, Inc.’s Current Report on Form 8-K filed on October 15, 2021 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.hertz.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS
We are incorporating by reference specified documents that we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below (other than portions of these documents furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):
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Our Annual Report on Form 10-K for the year ended December 31, 2020 (as updated by our Current Report on Form 8-K filed on October 15, 2021);

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Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 (as updated by our Current Report on Form 8-K filed on October 15, 2021), June 30, 2021 and September 30, 2021; and

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Our Current Reports on Form 8-K (and amendments thereto) filed on February 22, 2021, March 3, 2021, March 30, 2021, March 31, 2021, April 7, 2021, April 19, 2021, April 23, 2021, May 7, 2021 (Film No. 21904111), May 14, 2021 (as amended on the same date), May 19, 2021, June 16, 2021, July 7, 2021, August 2, 2021, August 17, 2021, September 13, 2021, October 5, 2021, October 6, 2021, October 15, 2021 (as amended on November 3, 2021), October 27, 2021,November 2, 2021 and November 4, 2021.

Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website (www.hertz.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus except for the documents specifically incorporated by reference as noted above. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:
Investor Relations Department
Hertz Global Holdings, Inc.
8501 Williams Road
Estero, Florida 33928
Tel. No. (239) 301-7000

Hertz Global Holdings, Inc.

PROSPECTUS